2005 Consolidated Financial Statements
Table of Contents

92	Management’s Responsibility for Financial Information
92	Shareholders’ Auditors’ Report
93	Consolidated Balance Sheet
94	Consolidated Statement of Income
95	Consolidated Statement of Changes in Shareholders’ Equity
96	Consolidated Statement of Cash Flows
97	Notes to the Consolidated Financial Statements
Scotiabank 2005 Annual Report     91

CONSOLIDATED FINANCIAL STATEMENTS
Management’s Responsibility for Financial Information
The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements also comply with the accounting requirements of the Bank Act.
     The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.
     Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.
     The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with, the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.
     The Office of the Superintendent of Financial Institutions, Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.
     The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.
     The Audit and Conduct Review Committee reviews and reports their findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.
     KPMG LLP and PricewaterhouseCoopers LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial statements of the Bank in accordance with Canadian generally accepted auditing standards and have expressed their opinion upon completion of such audit in the following report to the shareholders. In order to provide their opinion on these consolidated financial statements, the Shareholders’ Auditors review selected aspects of the system of internal controls and conduct their work to the extent that they consider appropriate. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audit, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh	Luc A. Vanneste
President and Chief Executive Officer	Executive Vice-President
and Chief Financial Officer

Toronto, November 29, 2005
Shareholders’ Auditors’ Report
To the Shareholders of The Bank of Nova Scotia
We have audited the Consolidated Balance Sheets of The Bank of Nova Scotia as at October 31, 2005 and 2004, and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the three-year period ended October 31, 2005. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

KPMG LLP	PricewaterhouseCoopers LLP
Chartered Accountants	Chartered Accountants	Toronto, November 29, 2005
92      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

As at October 31 ($ millions)	2005	2004(1)

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$2,501	$1,921
Interest-bearing deposits with banks	15,182	12,932
Precious metals	2,822	2,302

	20,505	17,155

Securities(Note 3)
Investment	23,452	15,717
Trading	50,007	43,056

	73,459	58,773

Loans(Note 4)
Residential mortgages	75,520	69,018
Personal and credit cards	34,695	30,182
Business and government	62,681	57,384
Securities purchased under resale agreements	20,578	17,880

	193,474	174,464
Allowance for credit losses (Note 5 (b))	2,469	2,696

	191,005	171,768

Other
Customers’ liability under acceptances	7,576	7,086
Trading derivatives’ market valuation (Note 23 (d))	11,622	14,198
Land, buildings and equipment (Note 7)	1,934	1,872
Goodwill (Note 8)	498	261
Other intangible assets (Note 8)	235	240
Other assets (Note 9)	7,191	7,859

	29,056	31,516

	$314,025	$279,212

Liabilities and shareholders’ equity
Deposits(Note 10)
Personal	$83,953	$79,020
Business and government	109,389	94,125
Banks	24,103	22,051

	217,445	195,196

Other
Acceptances	7,576	7,086
Obligations related to securities sold under repurchase agreements	26,032	19,428
Obligations related to securities sold short	11,250	7,585
Trading derivatives’ market valuation (Note 23 (d))	11,193	14,054
Other liabilities (Note 11)	20,794	15,733
Non-controlling interest in subsidiaries	306	280

	77,151	64,166

Subordinated debentures(Note 12)	2,597	2,615

Capital instrument liabilities(Note 13)	750	2,250

Shareholders’ equity
Capital stock (Note 14)
Preferred shares	600	300
Common shares and contributed surplus	3,317	3,229
Retained earnings	14,126	13,239
Cumulative foreign currency translation	(1,961)	(1,783)

	16,082	14,985

	$314,025	$279,212

Arthur R.A. Scace	Rick Waugh
Chairman of the Board	President and Chief Executive Officer

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

The accompanying notes are an integral part of these consolidated financial statements.
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CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Income

For the year ended October 31 ($ millions)	2005	2004(1)	2003(1)

Interest income
Loans	$10,053	$9,074	$9,945
Securities	3,104	2,662	2,859
Deposits with banks	646	441	442

	13,803	12,177	13,246

Interest expense
Deposits	5,755	4,790	5,222
Subordinated debentures	134	112	139
Capital instrument liabilities	53	164	182
Other	1,990	1,410	1,735

	7,932	6,476	7,278

Net interest income	5,871	5,701	5,968
Provision for credit losses (Note 5 (b))	230	390	893

Net interest income after provision for credit losses	5,641	5,311	5,075

Other income
Card revenues	251	231	204
Deposit and payment services	701	646	593
Mutual funds	193	171	161
Investment management, brokerage and trust services	600	504	455
Credit fees	542	583	684
Trading revenues	594	476	501
Investment banking	680	648	673
Net gain on investment securities (Note 3)	414	477	159
Securitization revenues	79	111	140
Other	475	473	445

	4,529	4,320	4,015

Net interest and other income	10,170	9,631	9,090

Non-interest expenses
Salaries and employee benefits	3,488	3,452	3,361
Premises and technology	1,148	1,139	1,156
Communications	255	248	251
Advertising and business development	232	210	199
Professional	186	163	141
Business and capital taxes	147	142	144
Other	587	508	479

	6,043	5,862	5,731

Income before the undernoted	4,127	3,769	3,359
Provision for income taxes (Note 16)	847	786	777
Non-controlling interest in net income of subsidiaries	71	75	160

Net income	$3,209	$2,908	$2,422

Preferred dividends paid	25	16	16

Net income available to common shareholders	$3,184	$2,892	$2,406

Average number of common shares outstanding (millions) (2) (Note 18):
Basic	998	1,010	1,010
Diluted	1,012	1,026	1,026

Earnings per common share (in dollars)(2)(3)(Note 18):
Basic	$3.19	$2.87	$2.38
Diluted	$3.15	$2.82	$2.34
Dividends per common share (in dollars)(2)	$1.32	$1.10	$0.84

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

(2)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(3)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these consolidated financial statements.
94     Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2005	2004(1)	2003(1)

Preferred shares (Note 14)
Balance at beginning of year	$300	$300	$300
Issued	300	—	—

Balance at end of year	600	300	300

Common shares and contributed surplus
Common shares (Note 14):
Balance at beginning of year	3,228	3,140	3,002
Issued	172	117	163
Purchased for cancellation	(84)	(29)	(25)

Balance at end of year	3,316	3,228	3,140
Contributed surplus: Fair value of stock options (Note 15)	1	1	1

Total	3,317	3,229	3,141

Retained earnings
Balance at beginning of year	13,239	11,747	10,398
Net income	3,209	2,908	2,422
Dividends: Preferred	(25)	(16)	(16)
Common	(1,317)	(1,110)	(849)
Purchase of shares	(973)	(290)	(201)
Other	(7)	—	(7)

Balance at end of year	14,126	13,239	11,747

Cumulative foreign currency translation
Balance at beginning of year	(1,783)	(1,074)	102
Net unrealized foreign exchange translation losses (2)	(178)	(709)	(1,176)

Balance at end of year	(1,961)	(1,783)	(1,074)

Total shareholders’ equity at end of year	$16,082	$14,985	$14,114

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

(2)	Comprises unrealized foreign exchange translation losses on net investments in self-sustaining foreign operations of $(416) (2004 – $(1,085); 2003 – $(2,185)) and gains from related foreign exchange hedging activities of $238 (2004 – $376; 2003 – $1,009).
The accompanying notes are an integral part of these consolidated financial statements.
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CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Cash Flows

Sources and (uses) of cash flows
For the year ended October 31 ($ millions)	2005	2004(1)	2003(1)

Cash flows from operating activities
Net income	$3,209	$2,908	$2,422
Adjustments to net income to determine cash flows:
Depreciation and amortization	202	216	237
Provision for credit losses	230	390	893
Future income taxes	(231)	(87)	(108)
Net gain on investment securities	(414)	(477)	(159)
Net accrued interest receivable and payable	(204)	(103)	406
Trading securities	(7,014)	(1,514)	(10,218)
Trading derivatives’ market valuation, net	(400)	350	(375)
Other, net	1,300	(718)	(244)

	(3,322)	965	(7,146)

Cash flows from financing activities
Deposits	22,282	8,106	10,941
Obligations related to securities sold under repurchase agreements	6,676	(8,011)	722
Obligations related to securities sold short	3,693	(1,528)	653
Subordinated debentures redemptions/repayments	—	—	(1,059)
Capital instrument liabilities issued	—	—	750
Capital instrument liabilities redemptions/repayments	—	(260)	(494)
Capital stock issued	416	114	163
Capital stock redeemed/purchased for cancellation	(1,057)	(319)	(226)
Cash dividends paid	(1,342)	(1,126)	(865)
Other, net	806	(230)	(1,165)

	31,474	(3,254)	9,420

Cash flows from investing activities
Interest-bearing deposits with banks	(2,814)	3,483	(2,061)
Loans, excluding securitizations	(23,910)	(7,998)	(903)
Loan securitizations	2,153	3,514	2,443
Investment securities:
Purchases	(26,200)	(24,471)	(26,566)
Maturities	12,955	14,742	10,685
Sales	10,724	14,384	15,168
Land, buildings and equipment, net of disposals	(168)	(228)	(135)
Other, net(2)	(276)	(59)	(449)

	(27,536)	3,367	(1,818)

Effect of exchange rate changes on cash and cash equivalents	(36)	(54)	(148)

Net change in cash and cash equivalents(3)	580	1,024	308
Cash and cash equivalents at beginning of year	1,921	897	589

Cash and cash equivalents at end of year	$2,501	$1,921	$897

Represented by:
Cash and non-interest-bearing deposits with banks	$2,501	$1,921	$1,373
Cheques and other items in transit, net liability(3)	—	—	(476)

Cash and cash equivalents at end of year	$2,501	$1,921	$897

Cash disbursements made for:
Interest	$8,142	$6,581	$7,153
Income taxes	$907	$751	$414

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

(2)	Comprises investments in subsidiaries which are net of non-cash consideration consisting of common shares issued from treasury of $49 (2004 – nil; 2003 – nil) and cash and cash equivalents at the date of acquisition of $17 (2004 – nil; 2003 – $38).

(3)	In the fourth quarter of 2004, the Bank prospectively changed the balance sheet presentation of certain types of cheques and other items in transit. These items are recorded gross in different asset and liability categories, whereas previously these items were recorded net in cheques and other items in transit in other liabilities in the Consolidated Balance Sheet. This change in balance sheet presentation also resulted in certain types of cheques and other items in transit no longer being classified as part of cash and cash equivalents and had the effect of increasing the 2004 net change in cash and cash equivalents by $519. These changes resulted from a new Canadian Institute of Chartered Accountants’ standard for financial reporting, which eliminated industry practice as a source of generally accepted accounting principles.
The accompanying notes are an integral part of these consolidated financial statements.
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Notes to the Consolidated Financial Statements
Table of Contents

Page	Note
98	1.	Significant accounting policies
102	2.	Future accounting changes
103	3.	Securities
104	4.	Loans
105	5.	Impaired loans and allowance for credit losses
106	6.	Variable interest entities
107	7.	Land, buildings and equipment
107	8.	Goodwill and other intangible assets
107	9.	Other assets
108	10.	Deposits
108	11.	Other liabilities
108	12.	Subordinated debentures
109	13.	Capital instrument liabilities
110	14.	Capital stock
111	15.	Stock-based compensation
113	16.	Corporate income taxes
114	17.	Employee future benefits
116	18.	Earnings per common share
116	19.	Related party transactions
116	20.	Segmented results of operations
119	21.	Guarantees, commitments and contingent liabilities
121	22.	Financial instruments
124	23.	Derivative instruments
128	24.	Acquisitions
129	25.	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
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CONSOLIDATED FINANCIAL STATEMENTS
1. Significant accounting policies
The consolidated financial statements of The Bank of Nova Scotia (the Bank) have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada (the Superintendent), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of the Superintendent, are summarized on the following pages. These accounting policies conform, in all material respects, to Canadian GAAP. In addition, Note 25 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, pensions and other employee future benefits, other-than-temporary impairment of investment securities and determination of the primary beneficiary of a variable interest entity (VIE). Actual results could differ from these and other estimates.
     Certain comparative amounts have been reclassified to conform with current year presentation. Where new accounting policies have been adopted during the year, the effects of these changes have been discussed in the respective notes.
Basis of consolidation
     The consolidated financial statements include the assets, liabilities, results of operations and cash flows of the Bank and all of its subsidiaries after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank, which are normally corporations in which the Bank owns more than 50% of the voting shares.
     Investments where the Bank has significant influence, which is normally evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are accounted for using the equity method and are included in investment securities in the Consolidated Balance Sheet. The Bank’s share of earnings of such corporations is included in interest income — securities in the Consolidated Statement of Income.
Change in accounting policy:
     Effective November 1, 2004, the Bank adopted a new accounting guideline issued by the Canadian Institute of Chartered Accountants (CICA), which requires consolidation of VIEs by the primary beneficiary. An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. The VIE guideline also exempts certain entities from its scope. The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses, expected residual returns, or both.
     Investments in VIEs where the Bank has significant influence, but where the Bank is not the primary beneficiary, are accounted for using the equity method.
     On adoption of this new accounting guideline, the Bank assessed that it was the primary beneficiary of multi-seller commercial paper conduit programs which it administers, and consolidated these conduits in its financial statements. As a result, investment securities, personal and credit card loans, and other liabilities on the Consolidated Balance Sheet increased by $5 billion, $3 billion, and $8 billion, respectively. Refer to Note 6 for total asset balances as at October 31, 2005.
     The Bank also assessed that it is not the primary beneficiary of Scotiabank Capital Trust. As a result, on adoption of this new accounting guideline, the Bank deconsolidated this entity on a prospective basis, with the effect of reclassifying $1.5 billion of obligations to business and government deposit liabilities from capital instrument liabilities in the Consolidated Balance Sheet.
     There were other structures that the Bank consolidated on adoption of this new accounting guideline. However, the resulting increase in total assets and liabilities was insignificant. The adoption of this new accounting guideline did not affect net income available to common shareholders or earnings per share.
     Accounting standard setters continue to deliberate issues associated with the VIE guideline. As these issues are addressed and revisions to the accounting guidance are made, the effects of this new guideline, as described above, may change in future.
Translation of foreign currencies
     Foreign currency monetary assets and liabilities of the Bank’s integrated foreign operations, and all foreign currency denominated assets and liabilities of its self-sustaining foreign operations are translated into Canadian dollars at rates prevailing at the end of the financial period. Foreign currency non-monetary assets and liabilities of the Bank’s integrated foreign operations are translated into Canadian dollars at historical rates.
     Unrealized gains and losses arising upon translation of net foreign currency investment positions in self-sustaining branches, subsidiaries and associated corporations, together with any gains or losses arising from hedges of those net investment positions, are credited or charged to cumulative foreign currency translation in the Consolidated Balance Sheet, except as noted below. Upon sale, reduction or substantial liquidation of an investment position, the previously recorded unrealized gains or losses thereon are transferred from cumulative foreign currency translation in the Consolidated Balance Sheet to the Consolidated Statement of Income.
     Translation gains and losses arising in the Bank’s integrated foreign operations, as well as those arising from self-sustaining foreign operations in highly inflationary environments, if any, are included in other income-trading revenues in the Consolidated Statement of Income.
     Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank’s integrated foreign operations, which are translated using historical rates.
Precious metals
     Precious metals are carried at market value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at market value and included in other liabilities in the Consolidated Balance Sheet.
Securities
     Securities are held in either the investment or trading portfolio. Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Equity securities in which the Bank’s holdings of voting shares are less than 20% are carried at cost, except
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CONSOLIDATED FINANCIAL STATEMENTS
where significant influence is demonstrated. Debt securities held in the investment account are carried at amortized cost with premiums and discounts being amortized to interest income — securities over the period to maturity. When there has been a decline in value of debt or equity securities that is other than temporary, the carrying value of the securities is appropriately reduced. Such reductions, if any, together with gains and losses on disposals, which are determined on an average cost basis, are included in other income — net gain on investment securities in the Consolidated Statement of Income.
     Trading securities are intended to be held for a short period of time and are carried at market value. Gains and losses on disposal and adjustments to market value are included in other income — trading revenues in the Consolidated Statement of Income. Where securities are used to manage the volatility of stock-based compensation, gains and losses on disposal and adjustments to market value are included in salaries and employee benefits expense in the Consolidated Statement of Income.
Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements
The purchase and sale of securities under resale and repurchase agreements are treated as collateralized lending and borrowing transactions and are recorded at cost. The related interest income and interest expense are recorded on an accrual basis.
Obligations related to securities sold short
The Bank’s obligation to deliver securities sold that were not owned at the time of sale is recorded at fair value. Realized and unrealized gains and losses are recorded in other income — trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense in the Consolidated Statement of Income.
Loans
Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet.
     A loan is classified as impaired when, in management’s opinion, there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.
     When a loan is classified as impaired, recognition of interest ceases. Interest received on impaired loans is credited to the carrying value of the loan.
     Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.
     Foreclosed assets received after April 30, 2003, meeting specified criteria are considered to be held for sale and recorded at fair value less costs to sell. If the specified criteria are not met, the asset is considered to be held for use, measured initially at fair value and accounted for in the same manner as a similar asset acquired in the normal course of business. Prior to May 1, 2003, foreclosed assets were included in impaired loans and presumed to be held for sale.
     Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized over the remaining period of the original mortgage. Loan syndication fees are included in credit fees in other income when the syndication is completed.
Allowance for credit losses
The Bank maintains an allowance for credit losses which, in management’s opinion, is adequate to absorb all incurred credit-related losses in its portfolio of the following on-and off-balance sheet items: deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific allowances and a general allowance which are reviewed on a regular basis. Full or partial write-offs of loans are generally recorded when management believes there is no realistic prospect of full recovery. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses.
Specific allowances
Specific allowances, except those relating to credit card loans, certain personal loans and certain international residential mortgages, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific allowance is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific allowances for credit card loans, certain personal loans and certain international residential mortgages are calculated using a formula method taking into account recent loss experience. The allowance for credit losses against on-balance sheet items is reflected as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet.
General allowance
The general allowance is established against the loan portfolio in respect of the Bank’s core business lines where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.
     The general allowance for business and government loans is underpinned by a risk rating process in which internal risk ratings are assigned at the time of loan origination, monitored on an ongoing basis, and adjusted to reflect changes in underlying credit risk. With the internal risk ratings as the foundation, the allowance is initially calculated through the application of migration and default statistics by risk rating, loss severity in the event of default, and exposure at default patterns within each of the business line portfolios. Based upon recent observable data, senior management forms a judgement
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CONSOLIDATED FINANCIAL STATEMENTS
whether adjustments are necessary to the initially calculated (quantitative) allowance and the amount of any such adjustments. In making this judgement, management considers observable factors such as economic trends and business conditions, portfolio concentrations, and trends in volumes and severity of delinquencies.
     For personal loan, credit card and mortgage portfolios, expected losses are estimated through analysis of historical loss migration and write-off trends.
     The level of the general allowance is re-assessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile; analysis of evolving trends in probability of loss, severity of loss and exposure at default factors; and management’s current assessment of factors that may have affected the condition of the portfolio.
     While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting total general allowance is available to absorb all incurred losses in the loan portfolio that have not been specifically provided for.
     The general allowance for credit losses is recorded as a reduction of loans in the Consolidated Balance Sheet.
Sales of loans
Transfers of loans to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management’s best estimates of key assumptions such as expected losses, prepayments and discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.
     Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that the Bank would not recover substantially all of its recorded investment are classified in investment securities in the Consolidated Balance Sheet. Such retained interests are tested regularly for other-than-temporary impairment. When there has been an adverse change in the expected cash flows and the fair value of such retained interests is less than the carrying value, the retained interest’s carrying value is reduced to that fair value by a charge to securitization revenues in the Consolidated Statement of Income. Other retained interests are classified and accounted for as loans.
     For securitizations of loans, gains and losses on sale and servicing fee revenues are reported in other income — securitization revenues in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet.
     For the sale of performing loans (other than by way of securitization), which is one of the Bank’s credit risk management strategies, gains and losses are reported in other income — other. Gains and losses on sales of impaired loans are reported in the provision for credit losses in the Consolidated Statement of Income.
Acceptances
The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income — credit fees in the Consolidated Statement of Income.
Land, buildings and equipment
Land is carried at cost. Buildings, equipment and computer software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings — 40 years, equipment and computer software — 3 to 10 years and leasehold improvements —term of lease. Prior to November 1, 2003, computer software was expensed as incurred. This change was made following the CICA’s elimination of industry practice as a source of GAAP and did not have a material impact on the Bank’s results of operations for fiscal 2004.
     Net gains and losses on disposal are included in other income — other, in the Consolidated Statement of Income, in the year of disposal.
Goodwill and other intangible assets
Goodwill is the excess of the purchase price paid over the fair value of the net assets purchased in the acquisition of a subsidiary or a VIE that is a business where the Bank is the primary beneficiary.
     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities.
     Intangible assets, other than goodwill, which do not have indefinite useful lives are amortized on a straight-line basis over their useful lives not exceeding 20 years. These intangible assets are subject to an impairment test when events and circumstances indicate the carrying amounts may not be recoverable. The amortization of intangible assets is recorded in other non-interest expenses in the Consolidated Statement of Income.
Capital instrument liabilities
Change in accounting policy:
Effective November 1, 2004, the Bank, as required, retroactively adopted, with restatement of prior periods, a new pronouncement issued by the CICA amending the accounting for certain financial instruments that have the characteristics of both a liability and equity. This pronouncement requires those instruments that must or can be settled by issuing a variable number of the issuer’s own equity instruments to be presented as liabilities rather than as equity.
     This pronouncement affected $2 billion of Scotiabank Trust Securities issued through BNS Capital Trust and Scotiabank Capital Trust, and $250 million of preferred shares issued by Scotia Mortgage Investment Corporation. These instruments were retroactively reclassified from non-controlling interest in subsidiaries and shareholders’ equity, respectively, to capital instrument liabilities. As well, for fiscal 2004 disbursements of $164 million (2003 — $182 million) associated with these instruments were retroactively reclassified as interest expense, whereas prior to fiscal 2005, such disbursements were recorded as non-controlling interest in net income of subsidiaries of $134 million (2003 — $120 million) and preferred dividends of $23 million (2003 — $55 million), net of provision for income taxes of $7 million (2003 — $7 million).
     Furthermore, effective November 1, 2004, in accordance with a new Canadian accounting pronouncement related to VIEs,
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CONSOLIDATED FINANCIAL STATEMENTS
$1.5 billion of Scotiabank Trust Securities were reclassified prospectively to deposit liabilities in the Consolidated Balance Sheet (see the above changes in accounting policy regarding the basis of consolidation).
     In all cases, there was no change to net income available to common shareholders or earnings per share. As well, the Bank’s regulatory capital ratios were not affected, as the Bank’s innovative Tier 1 capital instruments remain eligible as Tier 1 capital for regulatory purposes.
Corporate income taxes
     The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period in which the tax change was enacted or substantively enacted.
     Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.
Derivative instruments
Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Exchange-traded derivatives include futures and option contracts. Negotiated over-the-counter derivatives include swaps, forwards and options.
     The Bank enters into these derivative contracts for trading purposes, as well as to manage its exposures, mainly to currency and interest rate fluctuations, as part of the Bank’s asset/liability management. Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate trading income.
     Trading derivatives are carried at their fair values [refer to Note 23(d)]. The determination of the fair value of trading derivatives includes consideration, on a portfolio basis, of customer credit risk and ongoing direct costs over the life of the instruments. The gains and losses resulting from changes in fair values are included in other income — trading revenues in the Consolidated Statement of Income. Unrealized gains and unrealized losses on trading derivatives are reported separately in the Consolidated Balance Sheet as trading derivatives’ market valuation.
     Derivative instruments designated as “asset/liability management” (non-trading) are those used to manage the Bank’s interest rate, foreign currency and other exposures. These include instruments that meet specified criteria to be designated as hedges for accounting purposes.
     Effective November 1, 2003, the Bank adopted a new accounting guideline for hedging relationships, issued by the CICA. This guideline establishes certain qualifying conditions for the use of hedge accounting which are more stringent and formalized than prior standards. The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses both at the hedge’s inception, and on an ongoing basis, whether the derivatives that are used in the hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
     The Bank reassessed its hedging relationships as at November 1, 2003, which on transition resulted in an associated unrealized net loss of $44 million from asset/liability management derivatives that did not qualify for hedge accounting under the new criteria. This amount was deferred in other assets in the Consolidated Balance Sheet, and is being recognized in earnings as the original hedged items affect net income. The adoption of this accounting guideline did not have a material impact on the Bank’s results of operations for fiscal 2004.
     Income and expenses on derivative instruments designated and qualifying as hedges are recognized in the Consolidated Statement of Income in the same period as the related hedged item. If a designated hedge is no longer effective, the associated derivative instrument is subsequently carried at fair value. Asset/liability management derivatives that do not qualify for hedge accounting are carried at fair value in the Consolidated Balance Sheet, and subsequent changes in their fair value are recorded in the Consolidated Statement of Income as follows: interest rate-related contracts in net interest income; options used in managing investment securities in net gain on investment securities; and other derivative contracts in other income — other. Accrued income and expenses, and deferred gains and losses are included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet.
     Where the Bank manages its exposures using written credit default swaps, these derivatives are carried at fair value with changes in their fair value included in other income — other, in the Consolidated Statement of Income. Where derivative instruments are used to manage the volatility of stock-based compensation, these derivatives are carried at fair value with changes in their fair value included in salaries and employee benefits expense, in the Consolidated Statement of Income.
Employee future benefits
The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are generally based on an employee’s length of service and the final five years’ average salary. Other future benefits provided include post-retirement health care, dental care and life insurance, along with post-employment benefits and compensated absences.
     The cost of these employee future benefits is actuarially determined each year using the projected benefit method prorated on service. The calculation uses management’s best estimate of a number of assumptions — including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on market conditions as at the calculation date. The expected return on plan assets is generally based on a market-related value of plan assets, where gains or losses on equity investments are recognized over three years; fixed income investments are recognized at market value. The Bank’s main pension plan uses a measurement date of August 31, while the other principal employee future benefit plans use a July 31 date.
     Past service costs, from plan amendments that impact previously earned employee benefits, are amortized on a straight-line basis over the estimated average remaining period to full benefit eligibility for active employees. For the Bank’s principal pension plans, these periods range
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CONSOLIDATED FINANCIAL STATEMENTS
from 11 to 22 years. For principal other benefit plans, these periods range from 7 to 27 years. If the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and principal other benefit plans, these periods range from 11 to 22 years and from 7 to 27 years, respectively. A pension valuation allowance is recognized if the prepaid benefit expense (the cumulative difference between pension income/expense and funding contributions) is more than the Bank’s expected future benefit.
     The cumulative difference between pension income/expense and funding contributions is included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet. The difference between other future benefits expense and payments to qualified plan members is included in other assets and other liabilities in the Consolidated Balance Sheet.
Stock-based compensation
The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer directors that are described more fully in Note 15.
     Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. Options with Tandem SARs are awards that may call for settlement in cash and therefore, are recorded in other liabilities in the Consolidated Balance Sheet. Changes in this liability, which arise from fluctuations in the market price of the Bank’s common shares, are recorded in salaries and employee benefits expense in the Consolidated Statement of Income on a graded vesting basis. If an employee chooses to exercise the option, thereby cancelling the Tandem SAR, both the exercise price and the accrued liability are credited to common shares in the Consolidated Balance Sheet.
     The Bank’s other stock-based compensation plans are accounted for in the same manner as stock options with Tandem SAR features. The stock-based compensation expense is recognized evenly over an applicable vesting period.
     Stock options granted after November 1, 2002, to non-officer directors do not have Tandem SAR features. These are expensed using a fair-value-based method (Black-Scholes pricing model) and recorded in other non-interest expenses with a corresponding credit to contributed surplus in the Consolidated Balance Sheet.
     For stock options granted prior to November 1, 2002, the Bank accounts for these options using the intrinsic method. Under this method, the Bank does not recognize any compensation expense, since the exercise price was set at an amount equal to the closing price on the day prior to the grant of the stock options. When these stock options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.
2. Future accounting changes
The following summarizes future accounting policy changes that are relevant to the Bank’s Consolidated Financial Statements subsequent to October 31, 2005.
Financial instruments
The CICA has issued three new standards: Financial Instruments —Recognition and Measurement, Hedges and Comprehensive Income. These will be effective for the Bank on November 1, 2006, and require the following:
Financial Instruments — Recognition and Measurement
All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except the following, which will be carried at amortized cost: loans and receivables, certain securities and non-trading financial liabilities. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will continue to be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are held as available for sale will be recorded in other comprehensive income until realized, when they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value in the Consolidated Balance Sheet.
Hedges
In a fair value hedge, the change in fair value of the hedging derivative will be offset in the Consolidated Statement of Income against the change in the fair value of the hedged item relating to the hedged risk. In a cash flow hedge, the change in fair value of the derivative to the extent effective will be recorded in other comprehensive income until the asset or liability being hedged affects the Consolidated Statement of Income, at which time the related change in fair value of the derivative will also be recorded in the Consolidated Statement of Income. Any hedge ineffectiveness will be recorded in the Consolidated Statement of Income.
Comprehensive Income
Unrealized gains and losses on financial assets that will be held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded in a Statement of Other Comprehensive Income until recognized in the Consolidated Statement of Income. Other comprehensive income will form part of shareholders’ equity.
The transitional impact of these new standards is not yet determinable as it is dependent on the Bank’s outstanding positions, hedging strategies and market volatility at the time of transition.
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CONSOLIDATED FINANCIAL STATEMENTS
3. Securities

	Remaining term to maturity						2005	2004
					No
	Within	Three to	One to	Over	specific		Carrying	Carrying
As at October 31 ($ millions)	3 months	12 months	5 years	5 years	maturity		value	value

Investment securities:
Canadian federal government debt(1)	$1,606	$103	$1,411	$14	$—		$3,134	$1,658
Canadian provincial and municipal debt	350	30	17	—	—		397	384
U.S. treasury and other U.S. agencies	6	59	1,498	1,466	—		3,029	1,386
Other foreign governments	977	808	912	1,875	—		4,572	4,363
Bonds of designated emerging markets	28	—	105	459	—		592	708
Other debt	1,926	669	5,286	1,088	—		8,969	4,353
Preferred shares	—	—	3	—	679	(2)	682	760
Common shares	—	—	—	—	1,910		1,910	1,964
Associated corporations	—	—	—	5	162	(3)	167	141

Total	4,893	1,669	9,232	4,907	2,751		23,452	15,717

Trading securities (4):
Canadian federal government debt	736	1,152	2,403	1,554	—		5,845	5,452
Canadian provincial and municipal debt	1,011	489	965	2,113	—		4,578	2,923
U.S. treasury and other U.S. agencies	3	—	670	174	—		847	711
Other foreign governments	758	1,504	3,273	270	—		5,805	5,226
Common shares	—	—	—	—	25,494		25,494	21,447
Other	1,984	902	3,096	1,238	218		7,438	7,297

Total	4,492	4,047	10,407	5,349	25,712		50,007	43,056

Total securities	$9,385	$5,716	$19,639	$10,256	$28,463		$73,459	$58,773

Total by currency (in Canadian equivalent):
Canadian dollar	$4,911	$2,319	$6,562	$4,335	$23,207		$41,334	$34,200
U.S. dollar	1,929	706	8,531	4,273	5,006		20,445	14,528
Other currencies	2,545	2,691	4,546	1,648	250		11,680	10,045

Total securities	$9,385	$5,716	$19,639	$10,256	$28,463		$73,459	$58,773

(1)	Includes securities retained by the Bank in connection with its mortgage securitizations. The outstanding balance of these mortgage-backed securities is $1,214 (2004 — nil) [refer to Note 4 (b)].

(2)	Although these securities have no stated term, most provide the Bank with various means to retract or dispose of these shares on earlier dates.

(3)	Equity securities of associated corporations have no stated term, and as a result, have been classified in the “No specific maturity” column.

(4)	Trading securities are carried at market value.
An analysis of unrealized gains and losses on investment securities is as follows:

	2005				2004
		Gross	Gross	Estimated		Gross	Gross	Estimated
	Carrying	unrealized	unrealized	market	Carrying	unrealized	unrealized	market
As at October 31 ($ millions)	value	gains	losses	value	value	gains	losses	value

Canadian federal government debt	$3,134	$10	$18	$3,126	$1,658	$—	$—	$1,658
Canadian provincial and municipal debt	397	—	—	397	384	1	—	385
U.S. treasury and other U.S. agencies	3,029	—	50	2,979	1,386	8	1	1,393
Other foreign governments	4,572	411	14	4,969	4,363	408	11	4,760
Bonds of designated emerging markets	592	286	—	878	708	360	2	1,066
Other debt	8,969	48	20	8,997	4,353	84	9	4,428
Preferred shares	682	21	9	694	760	31	11	780
Common shares	1,910	528	34	2,404	1,964	535	39	2,460
Associated corporations	167	—	—	167	141	—	—	141

Total investment securities	$23,452	$1,304	$145	$24,611	$15,717	$1,427	$73	$17,071

The net unrealized gain on investment securities of $1,159 million (2004 — $1,354 million) decreases to a net unrealized gain of $1,035 million (2004 — $1,048 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account.
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CONSOLIDATED FINANCIAL STATEMENTS
An analysis of net gain on investment securities is as follows:

For the year ended October 31 ($ millions)	2005	2004	2003

Realized gains	$599	$691	$492
Realized losses and impairment writedowns	185	214	333

Net gain on investment securities	$414	$477	$159

4. Loans
(a) Loans outstanding
The Bank’s loans, net of unearned income and the allowance for credit losses in respect of loans, are as follows(1):

As at October 31 ($ millions)	2005	2004

Canada:
Residential mortgages	$69,431	$64,347
Personal and credit cards	30,122	26,296
Business and government	24,843	22,294
Securities purchased under resale agreements	11,683	11,450

	136,079	124,387

United States:
Business, government and other	9,494	10,591
Securities purchased under resale agreements	6,052	3,174

	15,546	13,765

Other International:
Personal lending	10,594	8,513
Business and government	28,411	24,543
Securities purchased under resale agreements	2,844	3,256

	41,849	36,312

	193,474	174,464
Less: allowance for credit losses	2,469	2,696

Total(2)	$191,005	$171,768

(1)	Geographic segmentation of assets is based upon the location of the ultimate risk of the underlying assets.

(2)	Loans denominated in U.S. dollars amount to $35,560 (2004 — $30,590) and loans denominated in other foreign currencies amount to $22,466 (2004 — $20,753).
(b) Sales of loans through securitizations
The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The net gain on sale of the mortgages resulting from these securitizations is recognized in securitization revenues in the Consolidated Statement of Income. The key weighted-average assumptions used to measure fair value at the dates of securitization were a prepayment rate of 15.2% (2004 —15.6%; 2003 — 14.3%), an excess spread of 1.2% (2004 — 1.2%; 2003 — 1.4%), and a discount rate of 3.8% (2004 — 4.2%; 2003 —4.3%). No credit losses are expected as the mortgages are insured. The following table summarizes the Bank’s sales.

For the year ended October 31 ($ millions)	2005	2004	2003

Net cash proceeds(1)	$2,153	$3,514	$2,443
Retained interest	66	106	89
Retained servicing liability	(14)	(23)	(16)

	2,205	3,597	2,516
Residential mortgages securitized	2,161	3,537	2,467

Net gain on sale	$44	$60	$49

(1)	Excludes insured mortgages which were securitized and retained by the Bank of $1,452 (2004 and 2003 — nil). These assets are classified as investment securities and have an outstanding balance of $1,214 (2004 and 2003 — nil) [refer to note 3].
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CONSOLIDATED FINANCIAL STATEMENTS
The key assumptions used in measuring the fair value of the retained interests for mortgages securitized and the sensitivity of the current fair value of retained interests to a 10% and 20% adverse change to these assumptions are as follows:

As at October 31 ($ millions)	2005	2004

Carrying value of the retained interest ($)	212	209
Fair value of the retained interest ($)	216	222
Weighted average life (in years)	3	4

Prepayment rate (%)	14.8	14.5
Impact on fair value of a 10% adverse change ($)	(5)	(7)
Impact on fair value of a 20% adverse change ($)	(9)	(14)

Residual cash flow annual discount rate (%)	3.3-4.2	3.0-4.5
Impact on fair value of a 10% adverse change ($)	(1)	(2)
Impact on fair value of a 20% adverse change ($)	(3)	(4)

Excess spread (%)	1.2	1.3
Impact on fair value of a 10% adverse change ($)	(20)	(20)
Impact on fair value of a 20% adverse change ($)	(39)	(40)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interests is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented.
Information on total securitized loan assets(1) is summarized as follows:

	2005				2004			2003
	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit
	securitized	other past due	losses for	securitized	other past due	losses for	securitized	other past due	losses for
	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended
($ millions)	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31

Mortgages	$7,801	$—	$—	$7,523	$—	$—	$5,248	$—	$—
Personal and credit cards	809	4	2	1,319	5	5	2,417	12	16

Total	$8,610	$4	$2	$8,842	$5	$5	$7,665	$12	$16

(1)	Excludes insured mortgages which were securitized and retained by the Bank [refer to Note 3].
5. Impaired loans and allowance for credit losses
(a) Impaired loans

				2005	2004
			Specific
As at October 31 ($ millions)	Gross	(1)	allowance (2)	Net	Net

By loan type:
Residential mortgages	$264		$(106)	$158	$96
Personal and credit cards	366		(356)	10	39
Business and government	1,190		(677)	513	744

Total	$1,820	(3)(4)	$(1,139)	$681	$879

By geography:
Canada				$188	$144
United States				249	442
Other International				244	293

Total				$681	$879

(1)	Gross impaired loans denominated in U.S. dollars amount to $612 (2004 — $940) and those denominated in other foreign currencies amount to $674 (2004 — $779).

(2)	The specific allowance for impaired loans evaluated on an individual basis amounts to $681 (2004 — $865).

(3)	Impaired loans without an allowance for credit losses against individual loans totalled $151 (2004 — $110).

(4)	Average balance of gross impaired loans totalled $1,939 (2004 — $2,989).
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CONSOLIDATED FINANCIAL STATEMENTS
(b) Allowance for credit losses

	Specific		General
As at October 31 ($ millions)	allowance		allowance	2005	2004	2003

Balance at beginning of year	$1,329		$1,375	$2,704	$3,580	$3,848
Presented with securities(1)	—		—	—	(363)	—
Write-offs(2)	(650)		—	(650)	(982)	(948)
Recoveries	205		—	205	158	164
Provision for (reversal of) credit losses	275		(45)	230	390	893
Other, including foreign currency adjustment	(14	)(3)	—	(14)	(79)	(377)

Balance at end of year(4)	$1,145		$1,330	$2,475	$2,704	$3,580 (1)

(1)	Effective November 1, 2003, the country risk allowance related to investment securities is no longer disclosed as part of the allowance for credit losses, but continues to be deducted from investment securities.

(2)	Write-offs of loans restructured during the year were $18 (2004 — $10; 2003 — $40).

(3)	Includes $59 on acquisition of Banco de Comercio S.A. de C.V., El Salvador.

(4)	As at October 31, 2005, $6 (October 31, 2004 — $8; October 31, 2003 — nil) has been recorded in other liabilities.
6. Variable interest entities
Effective November 1, 2004, the Bank adopted a new accounting guideline, which requires prospective consolidation of variable interest entities (VIEs) by the primary beneficiary [refer to Note 1]. The following table provides information about VIEs that the Bank consolidated and other VIEs in which the Bank has a significant variable interest but is not the primary beneficiary. A significant variable interest is considered to exist where the Bank absorbs or receives between 10% and 50% of the VIE’s expected losses, expected residual returns, or both.
Consolidated VIEs(a):

Total
As at October 31, 2005 ($ millions)	assets

Multi-seller conduits that the Bank administers(b)	$4,722
Funding vehicles(c)	824
Other(d)	750

Other VIEs in which the Bank has a significant variable interest:

		Maximum
	Total	exposure
As at October 31, 2005 ($ millions)	assets	to loss(e)

Multi-seller conduits that the Bank administers(b)	$4,085	$4,712
Funding vehicles(c)	1,608	—
Structured finance entities(d)	2,076	1,239
Collateralized debt obligation entities(f)	1,404	375
Other	486	91

(a)	The assets supporting the obligations of these consolidated VIEs as at October 31, 2005 are as follows: cash and non-interest bearing deposits with banks of $128 million; residential mortgage loans of $763 million; investment securities of $5,309 million; and other assets of $96 million. In general, the investors in the obligations of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to the Bank except where the Bank has provided a guarantee to the investors or is the counterparty to a derivative transaction involving the VIE.

(b)	The Bank administers multi-seller commercial paper conduit programs, which involve the purchase of assets by conduit vehicles from outside parties funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and absorb first losses for their portion of the programs. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. As well, in some instances the Bank is counterparty to derivative contracts with these conduit programs and provides them with a large portion of their backstop liquidity and partial credit enhancement facilities. As at October 31, 2005, the conduit programs had commitments of $4,243 million to purchase securities in the future.

(c)	The Bank uses special purpose entities to facilitate cost-efficient financing of its own operations. Activities of these entities are generally limited to holding a pool of assets or receivables from the Bank used to finance distributions to their investors. Prior to the adoption of this new accounting guideline, the Bank consolidated all of these funding vehicles.

(d)	This includes special purpose entities used to assist corporate clients in accessing cost-efficient financing. Generally, both the Bank and the client invest in such entities with the proceeds used to make loans to corporations affiliated with the client.

(e)	The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the VIE, the credit risk amount for certain derivative contracts with the entities, and the amount invested where the Bank holds an ownership interest in the VIE. The Bank has recorded $1,669 million of this exposure, primarily its ownership interest in the VIEs, on its Consolidated Balance Sheet as at October 31, 2005.

(f)	The Bank holds an interest in VIEs structured to match specific investor requirements. Loans or credit derivatives are held by the VIEs to create security offerings for investors that match their investment needs and preferences.
106      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
7. Land, buildings and equipment

			2005	2004
		Accumulated	Net	Net
		depreciation &	book	book
As at October 31 ($ millions)	Cost	amortization	value	value

Land	$247	$—	$247	$236
Buildings	1,417	400	1,017	1,005
Equipment and computer software	2,464	1,987	477	447
Leasehold improvements	700	507	193	184

Total	$4,828	$2,894	$1,934	$1,872

Depreciation and amortization in respect of the above buildings, equipment and computer software, and leasehold improvements for the year amounted to $173 million (2004 — $189 million; 2003 — $208 million).
8. Goodwill and other intangible assets
Goodwill
The changes in the carrying amount of goodwill by main operating segment are as follows:

	Domestic	International	Scotia
As at October 31 ($ millions)	Banking	Banking	Capital	2005	2004	2003

Balance at beginning of year	$115	$135	$11	$261	$270	$299
Acquisitions	—	143	84	227	—	76
Impairment	—	—	—	—	—	—
Adjustment to goodwill	—	—	—	—	—	(95	)(1)
Effects of foreign exchange and other	—	10	—	10	(9)	(10)

Balance at end of year	$115	$288	$95	$498	$261	$270

Intangible assets

	Gross
	carrying		Accumulated	2005	2004	2003
As at October 31 ($ millions)	amount		amortization	Net	Net	Net

Intangible assets	$421	(1)	$186	$235	$240	$284

Intangible assets are comprised primarily of core deposit intangibles. The aggregate amortization expense for the year ended October 31, 2005, was $29 million (2004 — $27 million; 2003 — $29 million).

(1)	In prior years, the Bank recognized income tax benefits (2004 — $94; 2003 — $102), relating to pre-acquisition income tax loss carryforwards that had not been reflected in the purchase price equation at the date of acquisition. These income tax benefits were applied first to decrease goodwill (2004 — nil; 2003 — $95) and then to reduce intangible assets (2004 — $18; 2003 — $7).
9. Other assets

As at October 31 ($ millions)	2005	2004

Accrued interest	$1,561	$1,608
Accounts receivable	1,016	1,020
Future income tax assets (Note 16)	1,295	1,055
Other	3,319	4,176

Total	$7,191	$7,859

Scotiabank 2005 Annual Report      107

CONSOLIDATED FINANCIAL STATEMENTS
10. Deposits

	Payable		Payable	Payable on
	on demand		after notice	a fixed date	2005	2004
As at October 31 ($ millions)	Interest-bearing	Non-interest-bearing

Personal	$1,654	$1,330	$30,444	$50,525	$83,953	$79,020
Business and government(1)	11,498	7,180	12,611	78,100	109,389	94,125
Banks	98	221	855	22,929	24,103	22,051

Total	13,250	8,731	43,910	151,554	217,445	195,196

Recorded in:
Canada					154,297	136,949
United States					9,778	9,592
Other International					53,370	48,655

Total(2)					$217,445	$195,196

(1)	Includes deposits by Scotiabank Capital Trust of $1,500 (2004 — nil). Prior to November 1, 2004, the Bank consolidated Scotiabank Capital Trust, and the Trust’s liabilities were recorded as capital instrument liabilities [refer to Note 1 and Note 13].

(2)	Deposits denominated in U.S. dollars amount to $51,220 (2004 — $49,923) and deposits denominated in other foreign currencies amount to $33,095 (2004 — $29,193).
11. Other liabilities

As at October 31 ($ millions)	2005	2004

Accrued interest	$1,876	$2,107
Accounts payable and accrued expenses	3,353	3,280
Deferred income	322	341
Other liabilities of subsidiaries and VIEs(1)	5,969	919
Gold and silver certificates	2,711	2,018
Future income tax liabilities (Note 16)	62	56
Other	6,501	7,012

Total	$20,794	$15,733

(1)	Excludes deposits and capital instrument liabilities.
12. Subordinated debentures
These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks. The outstanding debentures as at October 31 were:

As at October 31 ($ millions)
Maturity date	Interest rate (%)	Terms(1) (currency in millions)	2005	2004

September 2008	6.25	US $250	$295	$305
February 2011	7.4	Redeemable at any time. After February 8, 2006,
		interest will be payable at an annual rate equal
		to the 90-day bankers’ acceptance rate plus 1%	300	300
July 2012	6.25	Redeemable at any time. After July 16, 2007, interest
		will be payable at an annual rate equal to the 90-day
		bankers’ acceptance rate plus 1%	500	500
July 2013	5.65	Redeemable at any time. After July 22, 2008,
		interest will be payable at an annual rate
		equal to the 90-day bankers’ acceptance rate plus 1%	425	425
September 2013	8.3	Redeemable at any time	250	250
May 2014	5.75	Redeemable at any time. After May 12, 2009, interest
		will be payable at an annual rate equal to the 90-day
		bankers’ acceptance rate plus 1%	325	325
June 2025	8.9	Redeemable at any time	250	250
August 2085	Floating	US $214 bearing interest at a floating rate of the
		offered rate for six-month Eurodollar deposits plus
		0.125%. Redeemable on any interest payment date	252	260

			$2,597	$2,615

The aggregate maturities of the debentures are as follows ($ millions):

Less than 3 years	$295
From 3 to 5 years	—
From 5 to 10 years	1,800
Over 10 years	502

$2,597

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.
108      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
13. Capital instrument liabilities
Capital instrument liabilities are financial instruments, which can be settled at the Bank’s option by issuing a variable number of the Bank’s own equity instruments. These instruments, including the securities issued by Scotiabank Capital Trust that are not reflected as capital instrument liabilities in the Consolidated Balance Sheet in 2005, as a result of the prospective deconsolidation of Scotiabank Capital Trust effective November 1, 2004, [refer to Note 1 and Note 10] remain eligible as Tier 1 capital for regulatory purposes.

As at October 31 ($ millions)	2005	2004

Preferred shares issued by Scotia Mortgage Investment Corporation(a)	$250	$250
Scotiabank Trust Securities — Series 2000-1 issued by BNS Capital Trust(b)	500	500
Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust(c)	—	750
Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust(d)	—	750

	$750	$2,250

(a)	Scotia Mortgage Investment Corporation, a wholly-owned subsidiary of the Bank, issued Class A Preferred Shares which are entitled to non-cumulative preferential cash dividends, if and when declared, payable semi-annually in an amount per share of $32.85. With regulatory approval, on or after October 31, 2007, Class A Preferred Shares may be redeemed in whole by the payment of cash by Scotia Mortgage Investment Corporation or, at the option of the Bank, exchanged for a variable number of common shares based upon an average of the Bank’s common share price near the redemption date. On or after October 31, 2007, the Class A Preferred Shares will be exchangeable at the option of the holder into a variable number of common shares based upon an average of the Bank’s common share price, subject to the right of the Bank prior to the exchange date to purchase for cash or find substitute purchasers for such shares. Under certain circumstances the Class A Preferred Shares of Scotia Mortgage Investment Corporation will be automatically exchanged, without the consent of the holder, into Series Z Non-cumulative Preferred Shares of the Bank which would bear the same dividend rate and similar redemption features [refer to Note 14 — Restrictions on dividend payments].

(b)	On April 4, 2000, BNS Capital Trust, a wholly-owned closed-end trust, issued 500,000 Scotiabank Trust Securities — 2000-1 (“Scotia BaTS”). Each Scotia BaTS is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS of $36.55. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2005, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2005, at the option of BNS Capital Trust. On or after June 30, 2011, the Scotia BaTS may be exchanged, at the option of the holder and subject to certain prior rights of the Bank, into Non-cumulative Preferred Shares Series Y of the Bank. These Non-cumulative Preferred Shares Series Y would pay a dividend rate equivalent to the cash distribution rate of the Scotia BaTS. Under certain circumstances, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series Y of the Bank [refer to Note 14 — Restrictions on dividend payments]. In all circumstances, the Non-cumulative Preferred Shares Series Y are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank.

(c)	On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued 750,000 Scotiabank Trust Securities — Series 2002-1. These securities are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $33.13 per security. The first such payment was made on June 30, 2002, in an amount of $11.07. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2007, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2007, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series W of the Bank. The Series W shares will be entitled to cash dividends payable semi- annually in an amount of $0.53125 per $25.00 share. Under certain circumstances, these trust securities would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series X of the Bank. The Series X shares will be entitled to noncumulative cash dividends payable semi-annually in an amount of $0.70 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. Both the Non-cumulative Preferred Shares Series W and the Noncumulative Preferred Shares Series X are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. On November 1, 2004, the Bank deconsolidated Scotiabank Capital Trust and these liabilities were reclassed to deposits [refer to Note 1 and Note 10].

(d)	On February 13, 2003, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities — Series 2003-1. These securities are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $31.41 per security. The first such payment was made on June 30, 2003, in an amount of $23.58. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2008, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2008, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series U of the Bank. The Series U shares will be entitled to cash dividends payable semi-annually in an amount of $0.50 per $25.00 share. Under certain circumstances, these trust securities would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series V of the Bank. The Series V shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.61250 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. Both the Non-cumulative Preferred Shares Series U and the Non-cumulative Preferred Shares Series V are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. On November 1, 2004, the Bank deconsolidated Scotiabank Capital Trust and these liabilities were reclassed to deposits [refer to Note 1 and Note 10].
Scotiabank 2005 Annual Report      109

CONSOLIDATED FINANCIAL STATEMENTS
14. Capital stock
Authorized:
     An unlimited number of preferred and common shares without nominal or par value.
Issued and fully paid:

	2005		2004(1)		2003(1)
As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Preferred shares:
Series 12(a)	12,000,000	$300	12,000,000	$300	12,000,000	$300
Series 13(b)	12,000,000	300	—	—	—	—

Total preferred shares	24,000,000	$600	12,000,000	$300	12,000,000	$300

Common shares:(c)
Outstanding at beginning of year	1,008,505,580	$3,228	1,010,705,772	$3,140	1,008,243,800	$3,002
Issued under Shareholder Dividend and Share Purchase Plan(d)	154,168	6	178,021	6	143,400	4
Issued under Stock Option Plans (Note 15)	6,423,684	117	6,760,287	111	10,612,772	159
Issued for acquisition of a subsidiary	1,195,294	49	—	—	—	—
Purchased for cancellation(e)	(26,096,600)	(84)	(9,138,500)	(29)	(8,294,200)	(25)

Outstanding at end of year	990,182,126	$3,316	1,008,505,580	$3,228	1,010,705,772	$3,140

Total capital stock		$3,916		$3,528		$3,440

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.
(a)	Series 12 Non-cumulative Preferred Shares are entitled to non- cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. With regulatory approval, the shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption.

(b)	Series 13 Non-cumulative Preferred Shares, issued on March 15, 2005, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.30. The initial dividend, paid July 27, 2005, was $0.4405 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 28, 2010, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 28, 2014, following which no redemption premium is payable.

(c)	On April 28, 2004, the Bank paid a stock dividend of one common share for each of its issued and outstanding common shares to common shareholders of record at the close of business on April 6, 2004. The effect is the same as a two-for-one stock split of its common shares. Comparative amounts presented in these consolidated financial statements relating to the number of common shares and options, as well as all per share amounts, have been retroactively adjusted.

(d)	As at October 31, 2005, 22,134,489 common shares have been reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan.

(e)	In January 2005, the Bank initiated a new normal course issuer bid to purchase up to 50 million of the Bank’s common shares. This represents approximately 5 per cent of the Bank’s outstanding common shares. The bid will terminate on the earlier of January 5, 2006, or the date the Bank completes its purchases. During the year ended October 31, 2005, 26.1 million shares (2004 — 9.1 million shares; 2003 — 8.3 million shares) were purchased at an average price of $40.51 (2004 — $34.96; 2003 — $27.31).
Restrictions on dividend payments
Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled to have been paid or sufficient funds have been set aside to do so. Further, dividends cannot be declared if the total of all dividends declared in that year would exceed the aggregate of the Bank’s net income to that date and its net income for the preceding two financial years, unless the Superintendent’s approval is obtained.
     In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 13 Capital instrument liabilities] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.
     Currently, these limitations do not restrict the payment of dividends on preferred or common shares.
110      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
15. Stock-based compensation
(a) Stock option plans
Under the terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date. Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. In addition, in fiscal 2003, Tandem SARs were retroactively attached to the fiscal 2002 employee stock options. All other terms and conditions relating to these 2002 stock options remained unchanged. These 2002 stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank’s stock-based compensation expense on the date of retroactive attachment of the Tandem SARs.
     Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. Outstanding options expire on dates ranging from June 3, 2006 to December 3, 2014. As approved by the shareholders, a total of 114 million common shares have been reserved for issuance under this plan of which 54.0 million common shares have been issued as a result of the exercise of options and 37.4 million common shares are committed under outstanding options, leaving 22.6 million common shares available for issuance as options.
     In 2001, a Directors’ Stock Option Plan was approved by the shareholders. A total of 800,000 common shares have been reserved for issuance to non-officer directors under this plan. As of November 1, 2002, director stock options are expensed using a fair-value-based method. As these options are fully exercisable at the time of grant, the fair value of $0.5 million for the 76,000 stock options granted in fiscal 2003 was fully expensed in the 2003 fiscal year in other non-interest expenses in the Consolidated Statement of Income. Currently, 224,000 (2004 — 257,150; 2003 — 282,000) options are outstanding at a weighted average exercise price of $23.19 (2004 — $23.13; 2003 —$22.94). In 2005, 33,150 of these options (2004 — 24,850; 2003 — nil) were exercised at a weighted average exercise price of $22.71 (2004 —$20.95; 2003 — nil). These options expire between March 2011 and December 2012. Commencing in fiscal 2004, the Bank no longer grants stock options to these directors.
Details of the Bank’s Employee Stock Option Plan(1) are as follows:

	2005		2004		2003
	Number	Weighted	Number	Weighted	Number	Weighted
	of stock	average	of stock	average	of stock	average
	options	exercise	options	exercise	options	exercise
As at October 31	(000’s)	price	(000’s)	price	(000’s)	price

Outstanding at beginning of year	42,525	$19.93	47,400	$18.80	54,226	$17.63
Granted	1,977	39.00	2,592	31.45	4,240	24.43
Exercised	(6,391)	17.00	(6,735)	15.95	(10,613)	15.00
Forfeited/cancelled	(149)	23.57	(374)	22.64	(411)	19.93
Exercise of Tandem SARs	(604)	25.04	(358)	24.75	(42)	24.68

Outstanding at end of year(2)	37,358	$21.35	42,525	$19.93	47,400	$18.80

Exercisable at end of year	29,305	$19.06	29,523	$17.67	29,424	$16.59

Available for grant	22,598		23,821		9,680

As at October 31, 2005		Options Outstanding		Options Exercisable
	Number	Weighted	Weighted	Number	Weighted
	of stock	average remaining	average	of stock	average
Range of exercise prices	options (000’s)	contractual life (years)	exercise price	options (000’s)	exercise price

$8.26 to $14.18	7,139	3.1	$13.14	7,139	$13.14
$15.28 to $21.03	14,945	4.2	$18.94	14,945	$18.94
$24.40 to $27.44	10,880	6.5	$24.60	6,648	$24.62
$31.45 to $39.00	4,394	8.5	$34.79	573	$31.45

	37,358	5.1	$21.35	29,305	$19.06

(1)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(2)	Included are 15,274,605 (2004 — 14,482,584; 2003 — 12,750,696) options with Tandem SAR features.
Scotiabank 2005 Annual Report      111

CONSOLIDATED FINANCIAL STATEMENTS
(b) Employee share ownership plans
Qualifying employees can contribute up to the lesser of a specified percentage of salary and a maximum dollar amount towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions which is expensed in salaries and employee benefits. During 2005, the Bank’s contributions totalled $26 million (2004 — $26 million; 2003 — $24 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.
(c) Other stock-based compensation plans
All other stock-based compensation plans use notional units that are valued based on the Bank’s common share price on the TSX. These units, with the exception of Stock Appreciation Rights (SARs), accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s stock-based compensation expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability. In 2005, an aggregate expense of $140 million (2004 — $174 million; 2003 — $119 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for changes in the amount of the Bank’s liability for these units. This expense was net of gains arising from securities and derivatives used to manage the volatility of stock-based compensation of $94 million (2004 — $138 million; 2003 — $113 million) and other items. Details of these plans are as follows:
Stock Appreciation Rights (SARs)
The SARs include Tandem SARs, as described above, as well as stand-alone SARs which are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. SARs have vesting and exercise terms and conditions similar to the employee stock options. The cost of SARs is recognized on a graded vesting basis. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date. During fiscal 2005, 2,212,980 SARs were granted (2004 —2,830,312; 2003 — 5,368,824) and as at October 31, 2005, 23,148,386 SARs were outstanding (2004 — 24,115,260; 2003 —23,661,894), of which 13,611,252 SARs were vested (2004 —11,278,066; 2003 — 8,564,344).
Deferred Stock Unit Plan (DSU)
Under the DSU Plan, senior officers may elect to receive all or a portion of their cash bonus under the Management Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an officer ceases to be a Bank employee and must be redeemed by December 31 of the year following that event. As at October 31, 2005, there were 1,581,240 units outstanding (2004 — 2,160,146; 2003 — 1,798,382).
Directors’ Deferred Stock Unit Plan (DDSU)
Under the DDSU Plan, non-employee directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the year following that event. As at October 31, 2005, there were 145,593 units outstanding (2004 — 114,774; 2003 — 94,096).
Restricted Share Unit Plan (RSU)
Under the RSU Plan, selected employees receive an award of restricted share units which vest at the end of three years. The stock-based compensation expense is recognized evenly over the three-year vesting period, at which time the units are paid, in cash, to the employee. As at October 31, 2005, there were 5,179,850 units (2004 — 5,281,075; 2003 — 3,289,900) awarded and outstanding of which none were vested.
Performance Share Unit Plan (PSU)
In 2004, the Bank introduced the PSU Plan for eligible executives. PSU awards vest at the end of three years and a portion of the PSU awards are subject to performance criteria measured over a three-year period. The three-year performance measures include return on equity compared to target and total shareholder return relative to the other major Canadian banks. The stock-based compensation expense is recognized evenly over the three-year vesting period, and varies based on performance compared to the performance measures. Upon vesting, the units are paid, in cash, to the employee. As at October 31, 2005, there were 1,279,483 units awarded and outstanding (including 423,177 units subject to performance criteria) of which none were vested.
Scotia Capital Deferred Payment Plan
Under the Scotia Capital Deferred Payment Plan, a portion of the bonus received by certain employees (which is accrued and expensed in the year to which it relates) is allocated to employees in the form of units. These units are subsequently paid, in cash, to the qualifying employees over each of the following three years.
     Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other stock-based compensation plans in salaries and employee benefits expense in the Consolidated Statement of Income.
     Prior to fiscal 2003, the deferred payment was held in a trust, which purchased common shares of the Bank in the open market. As a result, there was no subsequent expense to the Bank from share price appreciation.
112      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
16. Corporate income taxes
Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:
(a) Components of income tax provision

For the year ended October 31 ($ millions)	2005	2004	2003

Provision for income taxes in the Consolidated Statement of Income:
Current	$1,078	$873	$885
Future	(231)	(87)	(108)

	847	786	777

Provision for future income taxes in the Consolidated Statement of Changes in Shareholders’ Equity	(3)	(1)	26

Total provision for income taxes	$844	$785	$803

Current income taxes:
Domestic:
Federal	$377	$210	$303
Provincial	213	182	206
Foreign	488	481	376

	1,078	873	885

Future income taxes:
Domestic:
Federal	(198)	(52)	(48)
Provincial	(45)	(7)	(52)
Foreign	9	(29)	18

	(234)	(88)	(82)

Total provision for income taxes	$844	$785	$803

(b) Reconciliation to statutory rate
Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2005		2004		2003
		Percent of		Percent of		Percent of
		pre-tax		pre-tax		pre-tax
For the year ended October 31 ($ millions)	Amount	income	Amount	income	Amount	income

Income taxes at statutory rate	$1,443	35.0%	$1,325	35.2%	$1,222	36.4%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(370)	(9.0)	(257)	(6.8)	(233)	(6.9)
Tax-exempt income from securities	(210)	(5.1)	(235)	(6.2)	(197)	(5.9)
Future income tax effect of substantively enacted tax rate changes	15	0.4	(22)	(0.6)	25	0.7
Other, net	(31)	(0.8)	(25)	(0.8)	(40)	(1.2)

Total income taxes and effective tax rate	$847	20.5%	$786	20.8%	$777	23.1%

(c) Future income taxes
The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	2005	2004

Allowance for credit losses	$659	$604
Deferred compensation	301	219
Deferred income	82	105
Loss carryforwards(1)	105	96
Loss on disposal of subsidiary operations	87	87
Premises and equipment	(64)	(73)
Securities	(58)	(81)
Pension fund	(177)	(165)
Other	298	207

Net future income taxes(2)	$1,233	$999

(1)	Includes a gross future tax asset of $180 as at October 31, 2005 (2004 — $180), relating to subsidiaries’ unused income tax losses arising in prior years. This future tax asset has been reduced by a valuation allowance of $75 (2004 — $84), resulting in a net future tax asset of $105 (2004 — $96).

(2)	Net future income taxes of $1,233 (2004 — $999) are represented by future income tax assets of $1,295 (2004 — $1,055), net of future income tax liabilities of $62 (2004 — $56).
Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a future income tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2005, are estimated to be $360 million (October 31, 2004 — $308 million).
Scotiabank 2005 Annual Report      113

CONSOLIDATED FINANCIAL STATEMENTS
17. Employee future benefits
The Bank sponsors a number of employee future benefit plans, including pensions and other post-retirement benefits, post-employment benefits and compensated absences for most of its employees globally. The following tables present financial information related to the Bank’s principal plans. The principal plans include pension and other benefit plans in Canada, the U.S., Mexico, Jamaica and the U.K.(1)

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2005	2004	2003	2005	2004	2003

Change in benefit obligation
Benefit obligation at beginning of year	$3,790	$3,524	$3,158	$808	$747	$663
Cost of benefits earned in the year	116	105	91	36	36	31
Interest cost on benefit obligation	250	239	226	55	51	48
Employee contributions	9	9	8	—	—	—
Benefits paid	(175)	(162)	(143)	(48)	(42)	(41)
Actuarial loss	560	136	243	200	40	91
Non-routine events(2)	36	(15)	52	(10)	(1)	—
Foreign exchange	(18)	(46)	(111)	—	(23)	(45)

Benefit obligation at end of year	$4,568	$3,790	$3,524	$1,041	$808	$747

Change in fair value of assets
Fair value of assets at beginning of year	$4,097	$3,706	$3,627	$162	$162	$178
Actual return on assets	702	540	325	17	12	13
Employer contributions	157	77	44	73	41	36
Employee contributions	9	9	8	—	—	—
Benefits paid	(175)	(162)	(143)	(48)	(42)	(41)
Non-routine events(2)	—	(12)	—	—	—	—
Foreign exchange	(25)	(61)	(155)	3	(11)	(24)

Fair value of assets at end of year(3)	$4,765	$4,097	$3,706	$207	$162	$162

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	$197	$307	$182	$(834)	$(646)	$(585)
Unrecognized net actuarial loss	780	663	825	366	180	152
Unrecognized past service costs	81	63	73	(6)	(6)	(7)
Unrecognized transitional obligation (asset)	(411)	(460)	(510)	229	267	294
Valuation allowance	(182)	(171)	(155)	—	—	—
Employer contributions after measurement date	90	129	27	7	19	9

Net prepaid (accrued) benefit expense at end of year	$555	$531	$442	$(238)	$(186)	$(137)

Recorded in:
Other assets in the Bank’s Consolidated Balance Sheet	729	676	583	10	4	—
Other liabilities in the Bank’s Consolidated Balance Sheet	(174)	(145)	(141)	(248)	(190)	(137)

Net prepaid (accrued) benefit expense at end of year	$555	$531	$442	$(238)	$(186)	$(137)

Annual benefit expense
Cost of benefits earned in the year	$116	$105	$91	$36	$36	$31
Interest cost on benefit obligation	250	239	226	55	51	48
Actual return on assets	(702)	(540)	(325)	(17)	(12)	(13)
Actuarial loss on benefit obligation	560	136	243	200	40	91
Non-routine events(2)	36	(3)	52	(10)	(1)	—

Elements of employee future benefit costs (income) before adjustments to recognize the long-term nature of employee future benefit costs	260	(63)	287	264	114	157

Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets	412	272	50	6	—	(1)
Difference between net actuarial loss recognized and actual actuarial loss on benefit obligation	(528)	(105)	(242)	(193)	(33)	(89)
Difference between amortization of non-routine events and actual non-routine events	(28)	9	(50)	10	—	(1)
Amortization to recognize transitional obligation (asset)	(44)	(43)	(44)	19	23	24

	(188)	133	(286)	(158)	(10)	(67)
Valuation allowance provided against prepaid benefit expense	11	16	22	—	—	—

Benefit expense recognized	$83	$86	$23	$106	$104	$90

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

(2)	Non-routine events include plan amendments, acquisitions, divestitures, transfers, etc.

(3)	The fair value of pension plan assets invested in common shares of the Bank totalled $540 (2004 — $498; 2003 — $405).
114      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
Included in the benefit obligation and fair value of assets are the following amounts in respect of plans that are not fully funded:

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2005	2004	2003	2005	2004	2003

Benefit obligation(1)	$787	$830	$821	$1,041	$808	$747
Fair value of assets	379	497	451	207	162	162

Deficit of fair value of assets over benefit obligation	$(408)	$(333)	$(370)	$(834)	$(646)	$(585)

(1)	Includes the benefit obligation of $278 at the end of 2005 (2004 — $230; 2003 — $228) related to supplemental unfunded pension arrangements.
Key weighted-average assumptions (%) (1)
The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2005	2004	2003	2005	2004	2003

To determine benefit obligation at end of year
Discount rate	5.50%	6.50%	6.75%	5.75%	6.90%	6.85%
Rate of increase in future compensation	3.55%	3.75%	3.95%	3.85%	4.00%	4.00%
To determine benefit expense (income) for the year
Discount rate	6.50%	6.50%	7.25%	6.90%	6.85%	7.40%
Assumed long-term rate of return on assets	7.25%	7.25%	7.25%	7.30%	7.60%	8.50%
Rate of increase in future compensation	3.75%	3.95%	4.05%	4.00%	4.00%	3.90%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	8.90%	8.10%	7.40%
Ultimate rate	n/a	n/a	n/a	4.60%	4.90%	4.60%
Year ultimate rate reached	n/a	n/a	n/a	2014	2011	2009

(1)	Includes international plans which generally have higher rates than Canadian plans. The discount rate used to determine the 2005 benefit expense for the main pension plan was 6.25% (2004 — 6.50%; 2003 — 7.00%) and the discount rate for the other Canadian pension and benefit plans was 6.50% (2004 — 6.50%; 2003 — 7.00%). The discount rate for the 2005 end of year benefit obligation was 5.25% for all Canadian pension and other benefit plans (2004 — 6.25% for the main pension plan and 6.50% for the other Canadian pension and benefit plans; 2003 — 6.50% for all Canadian pension and other benefit plans); and the assumed long-term rate of return on assets for all Canadian pension plans was 7.0% (2004 — 7.00%; 2003 — 7.00%).
Sensitivity analysis

	Pension plans		Other benefit plans
For the year ended October 31, 2005 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense

Impact of 1% decrease in discount rate	$831	$67	$165	$14
Impact of 1% decrease in assumed long-term rate of return on assets	—	36	n/a	2
Impact of 0.25% increase in rate of increase in future compensation	54	7	1	—
Impact of 1% increase in health care cost trend rate	n/a	n/a	125	15
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(94)	(12)

Assets
The Bank’s principal plans’ weighted-average asset allocations at the measurement date, by asset category, are as follows:

	Pension plans			Other benefit plans
Asset category	2005	2004	2003	2005	2004	2003

Equity investments	66%	67%	65%	15%	13%	10%
Fixed income investments	33%	32%	35%	85%	87%	90%
Other	1%	1%	—	—	—	—

Total	100%	100%	100%	100%	100%	100%

Actuarial valuations
Actuarial valuations for the Bank’s principal pension plans are generally required every three years. The most recent actuarial valuation of the Bank’s main pension plan was conducted as of November 1, 2003, and the date of the next required valuation is November 1, 2006 (this plan accounts for 69% of principal pension plans’ benefit obligation and 70% of principal pension plans’ fair value of assets). The Bank may choose to perform a valuation at another date, which is earlier than November 1, 2006. Actuarial valuations for the Bank’s principal other benefit plans are generally carried out every two to three years, with the most recent valuation completed as of July 31, 2005 for the other post-retirement benefits and July 31, 2004 for post-employment benefits. The next actuarial valuations are currently scheduled in 2008 and 2006, respectively.
Cash payments and contributions
In fiscal year 2005, the Bank made cash payments of $118 million (2004 — $179 million; 2003 — $68 million) to fund the principal pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $61 million (2004 — $51 million; 2003 — $37 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans.
Scotiabank 2005 Annual Report     115

CONSOLIDATED FINANCIAL STATEMENTS
18. Earnings per common share

For the year ended October 31 ($ millions)	2005	2004(1)	2003(1)(2)

Basic earnings per common share
Net income	$3,209	$2,908	$2,422
Preferred dividends paid	25	16	16

Net income available to common shareholders	$3,184	$2,892	$2,406

Average number of common shares outstanding (millions)	998	1,010	1,010
Basic earnings per common share (3)	$3.19	$2.87	$2.38

Diluted earnings per common share
Net income available to common shareholders	$3,184	$2,892	$2,406

Average number of common shares outstanding (millions)	998	1,010	1,010
Stock options potentially exercisable (millions)(4)	14	16	16

Average number of diluted common shares outstanding (millions)(5)	1,012	1,026	1,026

Diluted earnings per common share (3)	$3.15	$2.82	$2.34

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

(2)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(3)	Earnings per share calculations are based on full dollar and share amounts.

(4)	Reflects the potential dilutive effect of stock options granted under the Bank’s Stock Option Plans as determined under the treasury stock method.

Excludes options with Tandem SAR features as these options are expensed and booked as liabilities. All other stock options are included in the computation.

(5)	Certain convertible instruments have not been included in the calculation since the Bank has the right to redeem them for cash prior to conversion date.
19. Related party transactions
In the ordinary course of business, the Bank provides normal banking services to its associated and other related corporations on terms similar to those offered to non-related parties.
     In Canada, loans are currently granted to directors, officers and employees at market terms and conditions. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers and employees of those foreign units at reduced rates or on preferred terms. Effective March 1, 2001, the Bank discontinued the practice of granting loans to officers and employees in Canada at reduced rates. Any of these loans granted prior to March 1, 2001 are grandfathered until maturity.
     Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer Directors [refer to Note 15 — Stock-based compensation].
20. Segmented results of operations
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking, and Scotia Capital.
     Domestic Banking, including wealth management operations, provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement products, personal trust services, retail brokerage, mutual funds and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.
     International Banking supplies retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products, services and channels offered are generally the same as those in Domestic Banking.
     Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank’s global relationships with large corporations, financial institutions and governments. The services provided include credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious metals products and financial advisory services. Also, it conducts trading activities for its own account and provides short-term Canadian dollar funding for the Bank.
     The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.
     The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.
     Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.
116      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended October 31, 2005 ($ millions)

	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,576	$1,969	$849	$(523)	$5,871
Provision for credit losses	274	70	(71)	(43)	230
Other income	1,819	793	1,320	597	4,529

Net interest and other income	5,121	2,692	2,240	117	10,170
Depreciation and amortization	130	50	20	2	202
Other non-interest expenses	3,166	1,662	909	104	5,841

Income before the undernoted:	1,825	980	1,311	11	4,127
Provision for income taxes	566	103	390	(212)	847
Non-controlling interest in net income of subsidiaries	—	71	—	—	71

Net income	$1,259	$806	$921	$223	$3,209
Preferred dividends paid	6	6	6	7	25

Net income available to common shareholders(2)	$1,253	$800	$915	$216	$3,184

Total average assets ($ billions)	$123	$50	$112	$24	$309

For the year ended October 31, 2004 ($ millions)

	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,494	$1,858	$937	$(588)	$5,701
Provision for credit losses	317	70	106	(103)	390
Other income	1,671	741	1,227	681	4,320

Net interest and other income	4,848	2,529	2,058	196	9,631
Depreciation and amortization	137	57	21	1	216
Other non-interest expenses	3,080	1,549	939	78	5,646

Income before the undernoted:	1,631	923	1,098	117	3,769
Provision for income taxes	522	126	275	(137)	786
Non-controlling interest in net income of subsidiaries	—	75	—	—	75

Net income	$1,109	$722	$823	$254	$2,908
Preferred dividends paid	4	4	4	4	16

Net income available to common shareholders(2)	$1,105	$718	$819	$250	$2,892

Total average assets ($ billions)	$112	$49	$109	$14	$284

For the year ended October 31, 2003 ($ millions)

	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,430	$1,987	$1,179	$(628)	$5,968
Provision for credit losses	272	73	549	(1)	893
Other income	1,528	776	1,289	422	4,015

Net interest and other income	4,686	2,690	1,919	(205)	9,090
Depreciation and amortization	150	66	20	1	237
Other non-interest expenses	2,926	1,591	966	11	5,494

Income before the undernoted:	1,610	1,033	933	(217)	3,359
Provision for income taxes	547	233	262	(265)	777
Non-controlling interest in net income of subsidiaries	—	160	—	—	160

Net income	$1,063	$640	$671	$48	$2,422
Preferred dividends paid	4	4	6	2	16

Net income available to common shareholders(2)	$1,059	$636	$665	$46	$2,406

Total average assets ($ billions)	$101	$52	$119	$17	$289

(1)	Includes revenues from all other smaller operating segments of $432 in 2005 (2004 — $445; 2003 — $231), and net income available to common shareholders of $274 in 2005 (2004 — $266; 2003 — $125). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes of $326 (2004 — $274; 2003 — $278), changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Commencing in 2005, the measure of segment profitability has been changed from net income to net income available to common shareholders. Prior periods have been restated.
Scotiabank 2005 Annual Report      117

CONSOLIDATED FINANCIAL STATEMENTS
Geographical segmentation(1)
The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

		United	Other
For the year ended October 31, 2005 ($ millions)	Canada	States	International	Total

Net interest income	$3,808	$199	$2,128	$6,135
Provision for credit losses	262	(93)	104	273
Other income	2,737	484	1,079	4,300
Non-interest expenses	3,917	246	1,854	6,017
Provision for income taxes	450	216	143	809
Non-controlling interest in net income of subsidiaries	—	—	71	71
Preferred dividends paid	9	2	8	19

	$1,907	$312	$1,027	$3,246

Corporate adjustments				(62)

Net income available to common shareholders(2)				$3,184

Total average assets ($ billions)	$205	$25	$76	$306

Corporate adjustments				3

Total average assets, including corporate adjustments				$309

		United	Other
For the year ended October 31, 2004 ($ millions)	Canada	States	International	Total

Net interest income	$3,624	$334	$2,040	$5,998
Provision for credit losses	303	54	136	493
Other income	2,495	513	1,058	4,066
Non-interest expenses	3,794	262	1,776	5,832
Provision for income taxes	384	194	187	765
Non-controlling interest in net income of subsidiaries	—	—	75	75
Preferred dividends paid	6	2	4	12

	$1,632	$335	$920	$2,887

Corporate adjustments				5

Net income available to common shareholders(2)				$2,892

Total average assets ($ billions)	$188	$21	$73	$282

Corporate adjustments				2

Total average assets, including corporate adjustments				$284

		United	Other
For the year ended October 31, 2003 ($ millions)	Canada	States	International	Total

Net interest income	$3,586	$548	$2,194	$6,328
Provision for credit losses	396	270	228	894
Other income	2,377	448	967	3,792
Non-interest expenses	3,623	311	1,825	5,759
Provision for income taxes	423	165	233	821
Non-controlling interest in net income of subsidiaries	—	—	160	160
Preferred dividends paid	6	3	5	14

	$1,515	$247	$710	$2,472

Corporate adjustments				(66)

Net income available to common shareholders(2)				$2,406

Total average assets ($ billions)	$176	$34	$75	$285

Corporate adjustments				4

Total average assets, including corporate adjustments				$289

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

(2)	Refer to footnote 2 on the previous page.
118      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
21. Guarantees, commitments and contingent liabilities
(a) Guarantees
A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity’s failure to perform under an obligating agreement, or (iv) another entity’s failure to perform related to its indebtedness. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	2005		2004
	Maximum potential		Maximum potential
	amount of future	Carrying	amount of future	Carrying
As at October 31 ($ millions)	payments(1)	value	payments(1)	value

Standby letters of credit and letters of guarantee	$15,777	$6	$14,417	$—
Liquidity facilities	7,728	—	14,577	—
Derivative instruments	1,042	47	4,500	42
Securitizations	809	—	1,319	—
Indemnifications	555	13	495	9
Other guarantees	1	—	1	—

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.
Standby letters of credit and letters of guarantee
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans.
Credit enhancements
The Bank provides partial credit enhancements, in the form of financial standby letters of credit, to commercial paper conduits, administered by the Bank and by third parties. As at October 31, 2005, these credit enhancements amounted to $27 million (2004 — $846 million) and are included within standby letters of credit and letters of guarantee in the above table. The credit enhancements are provided to ensure a high investment grade credit rating is achieved for notes issued by the conduits. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.
Liquidity facilities
The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Generally, these facilities have a term of up to one year.
Derivative instruments
The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if a default or other defined triggering event occurs. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments.
Securitizations
The Bank’s revolving securitization agreements may require payments to be made to the trusts under certain limited circumstances. These guarantees will be outstanding for the remaining term to maturity of the trusts’ securitization notes, which is on average 16 months. These payments are contingent on failure to maintain a minimum pool size due to the occurrence of certain limited predefined events.
Indemnifications
In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In such contracts, the Bank may indemnify counterparties to the contracts for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur, such as changes in laws and regulations (including tax legislation), changes in financial condition of third parties, infringements and breaches of representations and warranties, undisclosed liabilities, and loss caused by the actions of third parties, or as a result of litigation claims by third parties. These indemnification provisions will vary based upon the contract. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2005, $13 million (2004 — $9 million) was included in other liabilities in the Consolidated Balance Sheet with respect to indemnifications.
Scotiabank 2005 Annual Report      119

CONSOLIDATED FINANCIAL STATEMENTS
(b) Other indirect commitments
In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Balance Sheet. These may include:
•	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;

•	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;

•	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times.

The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained;

•	Security purchase commitments which require the Bank to fund future investments.
These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.
     The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Balance Sheet.

As at October 31 ($ millions)	2005(1)	2004

Commercial letters of credit	$937	$849
Commitments to extend credit:
Original term to maturity of one year or less	57,574	67,038
Original term to maturity of more than one year	42,335	37,129
Securities lending	6,675	2,639
Security purchase and other commitments	1,747	1,380

Total	$109,268	$109,035

(1)	Amounts relating to variable interest entities are disclosed in Note 6.
(c) Lease commitments and other executory contracts
Minimum future rental commitments at October 31, 2005, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)

2006	$152
2007	125
2008	102
2009	81
2010	61
2011 and thereafter	194

Total	$715

Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $176 million (2004 —$170 million; 2003 — $180 million).
     In addition, the Bank and its subsidiaries have entered into certain long-term executory contracts relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.
(d) Assets pledged and repurchase agreements
In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. Details of these assets are shown below.

As at October 31 ($ millions)	2005	2004

Assets pledged to:
Bank of Canada (1)	$25	$60
Foreign governments and central banks(1)	2,799	2,394
Clearing systems, payment systems and depositories(1)	1,412	927
Assets pledged in relation to exchange-traded derivative transactions	148	131
Assets pledged as collateral related to securities borrowed, and securities lent	15,883	7,878
Assets pledged in relation to over-the-counter derivative transactions	1,366	2,515

Total assets pledged	21,633	13,905

Securities sold under repurchase agreements	26,032	19,428

Total	$47,665	$33,333

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions.
(e) Litigation
In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants.
     In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of the Bank.
120      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
22. Financial instruments
(a) Fair value
Fair value amounts represent estimates of the consideration that would currently be agreed upon between knowledgeable, willing parties who are under no compulsion to act and is best evidenced by a quoted market price, if one exists. Many of the Bank’s financial instruments lack an available trading market. Therefore, these instruments have been valued using present value or other valuation techniques and may not necessarily be indicative of the amounts realizable in an immediate settlement of the instruments. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values.
     Changes in interest rates are the main cause of changes in the fair value of the Bank’s financial instruments. The majority of the Bank’s financial instruments are carried at historical cost and are not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For those financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value.
The following table sets out the fair values of on-balance sheet financial instruments and derivative instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2005				2004
	Total	Total		Favourable/	Total	Total		Favourable/
	fair	book		(Unfavour-	fair	book		(Unfavour-
As at October 31 ($ millions)	value	value		able)	value	value		able)

Assets:
Cash resources	$20,505	$20,505		$—	$17,155	$17,155		$—
Securities	74,618	73,459		1,159 (1)	60,127	58,773		1,354 (1)
Loans	191,956	191,005		951	172,648	171,768		880
Customers’ liability under acceptances	7,576	7,576		—	7,086	7,086		—
Other	3,959	3,959		—	4,738	4,738		—
Liabilities:
Deposits	218,002	217,445		(557)	195,946	195,196		(750)
Acceptances	7,576	7,576		—	7,086	7,086		—
Obligations related to securities sold under repurchase agreements	26,032	26,032		—	19,428	19,428		—
Obligations related to securities sold short	11,250	11,250		—	7,585	7,585		—
Other	19,072	19,072		—	13,957	13,957		—
Subordinated debentures	2,810	2,597		(213)	2,840	2,615		(225)
Capital instrument liabilities	830	750		(80)	2,469	2,250		(219)
Derivatives (Note 23)	(149)	(137)	(2)	(12)	(602)	(514	)(2)	(88)

(1)	This excludes net deferred hedge losses on securities of $109 (2004 — $221).

(2)	This represents a net liability.
The book value of financial assets and financial liabilities held for purposes other than trading may exceed their fair value due primarily to changes in interest rates. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank’s intention to hold them to maturity.
Determination of fair value
The following methods and assumptions were used to estimate the fair values of on-balance sheet financial instruments.
     The fair values of cash resources, securities purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.
     The fair value of securities is assumed to be equal to the estimated market value of securities provided in Note 3. The fair value of obligations related to securities sold short is assumed to be equal to their book value as they are carried at market value. These market values are based on quoted prices, when available. When a quoted price is not readily available, market values are estimated using quoted market prices of similar securities, or other valuation techniques.
Scotiabank 2005 Annual Report        121

CONSOLIDATED FINANCIAL STATEMENTS
     The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:
—	For loans to designated emerging markets, fair value is based on quoted market prices.
—	For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market.
—	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.
     The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are assumed to be equal to their carrying values. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.
     The fair values of subordinated debentures and capital instrument liabilities are determined by reference to quoted market prices. When quoted market prices are not available, fair values are estimated using current market prices for debt with similar terms and risks.
(b) Interest rate risk
The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and off-balance sheet financial instruments in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and expected repricing of the Bank’s trading instruments.

	Immediately	Within	Three to	One to	Over	Non-rate
As at October 31, 2005 ($ millions)	rate sensitive(1)	3 months	12 months	5 years	5 years	sensitive		Total

Cash resources	$1,085	$11,414	$2,454	$32	$—	$5,520		$20,505
Investment securities	150	9,071	1,879	5,139	4,462	2,751	(2)	23,452
Trading securities	—	5,205	3,881	9,984	5,225	25,712		50,007
Loans	24,744	91,011	21,160	50,860	3,879	(649	)(3)	191,005
Other assets	—	—	—	—	—	29,056	(4)	29,056

Total assets	25,979	116,701	29,374	66,015	13,566	62,390		314,025

Deposits	23,321	126,496	26,076	30,339	2,124	9,089		217,445
Obligations related to securities sold under repurchase agreements	—	24,834	1,198	—	—	—		26,032
Obligations related to securities sold short	—	481	925	4,841	3,609	1,394		11,250
Subordinated debentures	—	—	552	1,545	500	—		2,597
Capital instrument liabilities	—	—	—	250	500	—		750
Other liabilities	—	4,631	90	—	—	35,148	(4)	39,869
Shareholders’ equity	—	—	—	—	—	16,082	(4)	16,082

Total liabilities and shareholders’ equity	23,321	156,442	28,841	36,975	6,733	61,713		314,025

On-balance sheet gap	2,658	(39,741)	533	29,040	6,833	677		—
Off-balance sheet gap	—	(7,434)	98	8,423	(1,087)	—		—

Interest rate sensitivity gap based on contractual repricing	2,658	(47,175)	631	37,463	5,746	677		—
Adjustment to expected repricing	11,176	38,261	(2,259)	(24,412)	(1,805)	(20,961)		—

Total interest rate sensitivity gap	$13,834	$(8,914)	$(1,628)	$13,051	$3,941	$(20,284)		$—
Cumulative gap	13,834	4,920	3,292	16,343	20,284	—		—

As at October 31, 2004

Total interest rate sensitivity gap	$4,723	$2,872	$(4,498)	$14,996	$1,384	$(19,477)		$—
Cumulative gap	4,723	7,595	3,097	18,093	19,477	—		—

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.

(2)	This includes financial instruments such as common shares, non-term preferred shares, and shares in associated corporations.

(3)	This includes net impaired loans and the general allowance.

(4)	This includes non-financial instruments.
The tables on the following page summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following on-balance sheet rate-sensitive financial instruments (these rates are shown before and after adjusting for the impact of related derivatives used by the Bank for asset/liability risk management purposes).
122       Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
Average effective yields by the earlier of the contractual repricing or maturity dates:

	Unadjusted						Adjusted
	Immediately	Within	Three to	One to	Over
As at October 31, 2005	rate sensitive	3 months	12 months	5 years	5 years	Total	Total(1)

Cash resources	4.8%	4.0%	5.4%	4.1%	—%	4.3%	4.3%
Investment securities(2)	4.9	4.6	5.8	5.0	5.8	5.0	5.0
Trading securities	—	4.3	5.7	6.1	5.7	5.5	5.5
Loans(3)	6.2	5.1	5.5	5.7	7.7	5.5	5.5

Deposits(4)	2.5	3.1	3.2	3.9	6.3	3.2	3.2
Obligations related to securities sold under repurchase agreements(4)	—	4.7	7.7	—	—	4.9	4.9
Obligations related to securities sold short	—	3.0	3.4	4.0	4.7	4.2	4.2
Subordinated debentures(4)	—	—	5.5	6.0	8.6	6.4	5.2
Capital instrument liabilities(4)	—	—	—	6.6	7.3	7.1	7.1
Other liabilities	—	3.9	4.0	—	—	3.9	3.9

	Unadjusted						Adjusted
	Immediately	Within	Three to	One to	Over
As at October 31, 2004	rate sensitive	3 months	12 months	5 years	5 years	Total	Total(1)

Cash resources	1.2%	3.2%	4.0%	4.0%	—%	3.0%	3.0%
Investment securities(2)	3.2	5.7	5.2	4.5	6.6	5.3	5.2
Trading securities	—	3.2	5.5	4.5	5.6	4.6	4.6
Loans(3)	5.4	4.3	5.4	6.1	8.6	5.2	5.2

Deposits(4)	1.6	2.5	2.6	2.9	4.8	2.5	2.6
Obligations related to securities sold under repurchase agreements(4)	—	4.2	4.2	—	—	4.2	4.2
Obligations related to securities sold short	—	2.5	2.7	3.5	4.9	3.9	3.9
Subordinated debentures(4)	—	—	2.1	6.2	8.6	6.3	5.0
Capital instrument liabilities(4)	—	—	—	6.6	6.7	6.7	6.7

(1)	After adjusting for the impact of related derivatives.

(2)	Yields are based on book values and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.

(3)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any deferred income.

(4)	Yields are based on book values and contractual rates.
(c) Credit exposure
The following table summarizes the credit exposure of the Bank to businesses and governments, net of the allowance for credit losses.

	2005				2004
	Loans and	Derivative	Other
As at September 30 ($ millions)	acceptances (1)	instruments (2)	exposures (3)	Total	Total

By sector:
Resource and manufacturing, excluding automotive	$18,409	$536	$4,565	$23,510	$22,853
Finance and government	11,061	10,212	3,321	24,594	26,858
Other	36,617	1,741	8,461	46,819	45,208

Total	$66,087	$12,489	$16,347	$94,923	$94,919

General allowance(2)(4)				1,308	1,355

				$93,615	$93,564

By geography(5) :
Canada	$29,867	$6,316	$5,801	$41,984	$40,747
United States	8,723	2,948	7,693	19,364	21,341
Other International	27,497	3,225	2,853	33,575	32,831

Total	$66,087	$12,489	$16,347	$94,923	$94,919

General allowance(2)(4)				1,308	1,355

				$93,615	$93,564

(1)	Excludes securities purchased under resale agreements.

(2)	Derivative instruments and general allowance are as at October 31.

(3)	Comprises guarantees and letters of credit.

(4)	The remaining $22 (2004 — $20) of the $1,330 (2004 — $1,375) general allowance relates to loans other than business and government loans.

(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.
Scotiabank 2005 Annual Report       123

CONSOLIDATED FINANCIAL STATEMENTS
(d) Anticipatory hedges
In its normal course of business, the Bank may decide to hedge anticipatory transactions such as future foreign revenues and expenses and planned deposit campaigns. As at October 31, 2005, and 2004, there were no material anticipatory hedges outstanding.
23.	Derivative instruments

(a)	Notional amounts
The following table provides the aggregate notional amounts of off-balance sheet derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank’s asset/liability risk management process (ALM). The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Other derivative contracts — other includes precious metals other than gold, and base metal derivatives.

	2005			2004
As at October 31 ($ millions)	Trading	ALM	Total	Trading	ALM	Total

Interest rate contracts
Exchange-traded:
Futures	$58,526	$13,647	$72,173	$45,226	$14,744	$59,970
Options purchased	8,568	—	8,568	14,838	—	14,838
Options written	—	—	—	4,454	—	4,454

	67,094	13,647	80,741	64,518	14,744	79,262

Over-the-counter:
Forward rate agreements	18,174	9,735	27,909	45,628	14,440	60,068
Swaps	357,252	58,673	415,925	388,839	83,436	472,275
Options purchased	21,978	4,751	26,729	31,714	4,601	36,315
Options written	28,952	648	29,600	39,317	914	40,231

	426,356	73,807	500,163	505,498	103,391	608,889

Total	$493,450	$87,454	$580,904	$570,016	$118,135	$688,151

Foreign exchange and gold contracts
Exchange-traded:
Futures	$4,753	$—	$4,753	$2,964	$—	$2,964
Options purchased	7	—	7	14	—	14
Options written	6	—	6	3	—	3

	4,766	—	4,766	2,981	—	2,981

Over-the-counter:
Spot and forwards	176,525	6,819	183,344	177,699	5,391	183,090
Swaps	49,745	11,818	61,563	41,217	11,429	52,646
Options purchased	2,200	—	2,200	2,896	—	2,896
Options written	2,146	—	2,146	2,831	—	2,831

	230,616	18,637	249,253	224,643	16,820	241,463

Total	$235,382	$18,637	$254,019	$227,624	$16,820	$244,444

Other derivative contracts
Equity: over-the-counter	$24,151	$3,322	$27,473	$20,471	$2,770	$23,241
Credit: over-the-counter	20,154	938	21,092	17,875	940	18,815
Other	2,840	—	2,840	2,583	31	2,614

Total	$47,145	$4,260	$51,405	$40,929	$3,741	$44,670

Total notional amounts outstanding	$775,977	$110,351	$886,328	$838,569	$138,696	$977,265

124      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
(b)	Remaining term to maturity
The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type:

	Within	One to	Over
As at October 31, 2005 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$57,910	$14,263	$—	$72,173
Forward rate agreements	25,914	1,995	—	27,909
Swaps	131,818	206,689	77,418	415,925
Options purchased	22,538	12,302	457	35,297
Options written	14,974	11,947	2,679	29,600

	253,154	247,196	80,554	580,904

Foreign exchange and gold contracts
Futures	3,529	1,224	—	4,753
Spot and forwards	173,778	8,315	1,251	183,344
Swaps	13,372	27,105	21,086	61,563
Options purchased	1,897	310	—	2,207
Options written	1,922	230	—	2,152

	194,498	37,184	22,337	254,019

Other derivative contracts
Equity	20,021	6,994	458	27,473
Credit	5,379	15,304	409	21,092
Other	2,599	241	—	2,840

	27,999	22,539	867	51,405

Total	$475,651	$306,919	$103,758	$886,328

	Within	One to	Over
As at October 31, 2004 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$41,085	$18,885	$—	$59,970
Forward rate agreements	59,553	515	—	60,068
Swaps	183,124	217,656	71,495	472,275
Options purchased	34,294	15,789	1,070	51,153
Options written	24,370	17,573	2,742	44,685

	342,426	270,418	75,307	688,151

Foreign exchange and gold contracts
Futures	2,253	711	—	2,964
Spot and forwards	169,124	13,097	869	183,090
Swaps	9,590	28,552	14,504	52,646
Options purchased	2,328	582	—	2,910
Options written	2,369	465	—	2,834

	185,664	43,407	15,373	244,444

Other derivative contracts
Equity	17,485	5,603	153	23,241
Credit	5,474	13,081	260	18,815
Other	2,407	207	—	2,614

	25,366	18,891	413	44,670

Total	$553,456	$332,716	$91,093	$977,265

Scotiabank 2005 Annual Report      125

CONSOLIDATED FINANCIAL STATEMENTS
(c)	Credit risk
As with on-balance sheet assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of on-balance sheet assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.
     Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.
     The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to on-balance sheet assets.
     The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.
The following table summarizes the credit exposure of the Bank’s derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.
     The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is the CEA multiplied by counterparty risk factors prescribed by this Guideline. Other derivative contracts — other includes precious metals other than gold, and base metal derivatives.

	2005				2004
				Credit
		Credit risk	Potential	equivalent
		amount	future	amount	Risk-	Credit risk	Risk-
	Notional	(CRA)	exposure	(CEA)	weighted	amount	weighted
As at October 31 ($ millions)	amount	(a)	(b)	(a) + (b)	balance	(CRA)	balance

Interest rate contracts
Futures	$72,173	$—	$—	$—	$—	$—	$—
Forward rate agreements	27,909	6	11	17	5	31	13
Swaps	415,925	3,798	1,943	5,741	1,351	5,974	1,829
Options purchased	35,297	240	69	309	69	366	108
Options written	29,600	—	—	—	—	—	—

	580,904	4,044	2,023	6,067	1,425	6,371	1,950

Foreign exchange and gold contracts
Futures	4,753	—	—	—	—	—	—
Spot and forwards	183,344	3,372	2,003	5,375	1,532	4,757	2,076
Swaps	61,563	3,863	3,071	6,934	1,860	3,437	1,644
Options purchased	2,207	47	34	81	32	93	52
Options written	2,152	—	—	—	—	—	—

	254,019	7,282	5,108	12,390	3,424	8,287	3,772

Other derivative contracts
Equity	27,473	922	1,687	2,609	806	408	564
Credit	21,092	173	1,306	1,479	484	139	289
Other	2,840	68	199	267	97	138	118

	51,405	1,163	3,192	4,355	1,387	685	971

Total derivatives	$886,328	$12,489	$10,323	$22,812	$6,236	$15,343	$6,693

Less: impact of master netting agreements		6,529	3,805	10,334	2,358	8,039	2,745

Total		$5,960	$6,518	$12,478	$3,878	$7,304	$3,948

126   Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
(d)	Fair value
Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.
     The determination of the fair value of trading derivatives includes consideration, on a portfolio basis, of customer credit risk and ongoing direct costs over the life of the instruments.
The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank’s asset/liability risk management process (ALM).

	2005		2005		2004
	Average fair value(1)		Year-end fair value		Year-end fair value
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable

Trading
Interest rate contracts
Forward rate agreements	$19	$7	$2	$6	$26	$14
Swaps	4,862	4,553	3,501	3,432	5,554	4,742
Options	290	346	224	264	345	452

	5,171	4,906	3,727	3,702	5,925	5,208

Foreign exchange and gold contracts
Forwards	3,701	3,559	3,327	3,263	4,701	4,668
Swaps	3,262	2,636	3,630	2,833	3,048	2,861
Options	59	91	47	67	93	129

	7,022	6,286	7,004	6,163	7,842	7,658

Other derivative contracts
Equity	483	962	657	838	172	795
Credit	127	299	166	415	121	237
Other	91	101	68	75	138	156

	701	1,362	891	1,328	431	1,188

Trading derivatives’ market valuation	$12,894	$12,554	$11,622	$11,193	$14,198	$14,054

ALM(2)
Interest rate contracts
Forward rate agreements			$4	$4	$5	$5
Swaps			297	351	420	486
Options			16	8	21	—

			317	363	446	491

Foreign exchange and gold contracts
Forwards			45	68	56	189
Swaps			233	982	389	1,197
Options			—	—	—	—

			278	1,050	445	1,386

Other derivative contracts
Equity			265	27	236	6
Credit			7	5	18	8
Other			—	—	—	—

			272	32	254	14

Total ALM derivatives’ market valuation			$867	$1,445	$1,145	$1,891

Total gross fair values before netting			$12,489	$12,638	$15,343	$15,945

Less: impact of master netting agreements			6,529	6,529	8,039	8,039

Total derivatives’ market valuation			$5,960	$6,109	$7,304	$7,906

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2004 are: favourable $13,972 and unfavourable $13,516. Average fair value amounts are based on month-end balances.

(2)	The changes in the fair values of these derivative financial instruments wholly or partially offset the changes in the fair values of related on-balance sheet financial instruments, specific firm commitments or forecasted transactions.
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CONSOLIDATED FINANCIAL STATEMENTS
24.	Acquisitions
(a)	Grupo Financiero Scotiabank Inverlat, Mexico
On April 30, 2003, the Bank increased its ownership in Grupo Financiero Scotiabank Inverlat to 91%. The purchase price for the additional 36% was $465 million, which was paid in cash. This transaction resulted in increases in goodwill of $62 million, other intangible assets of $16 million, and net positive fair value adjustments to other assets of $12 million, as well as a reduction in non-controlling interest in subsidiaries of $375 million.
     On March 23, 2004, the Bank paid an additional $59 million in cash to increase its ownership in Inverlat to 97%. No goodwill or other intangible assets were recognized on this transaction.
(b)	Other
During the year, the Bank completed three acquisitions: Banco de Comercio in El Salvador; Waterous & Co., a global oil and gas energy acquisition and divestiture advisory firm; and, the business of Pan American Financial, a mortgage originator in Puerto Rico.
     These purchases did not have a material effect on the Bank’s consolidated financial results for the fiscal year or the consolidated financial position. Total goodwill of $227 million and other intangible assets of $24 million have been recorded in the Consolidated Balance Sheet [refer to Note 8]. This amount may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed.
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CONSOLIDATED FINANCIAL STATEMENTS
25.	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:
Reconciliation of net income

	Net income
For the year ended October 31 ($ millions)	2005	2004(1)	2003(1)

Net income based on Canadian GAAP	$3,209	$2,908	$2,422
Employee future benefits(a)	(16)	1	31
Restructuring costs(b)	(2)	(23)	(4)
Transfers of loans(c)	(8)	(21)	(32)
Derivative instruments and hedging activities(d)	(1)	60	248
Unrealized gains (losses) on securities reclassified as trading(d)	(7)	55	7
Conversion of loans into debt securities(e)	86	39	1
Available-for-sale securities(e)	45	81	95
Computer software(f)	(22)	(29)	14
Liabilities and equity(g)	—	14	47
Other	—	10	(1)
Tax effect of above differences	(21)	(49)	(81)

Net income based on U.S. GAAP	$3,263	$3,046	$2,747

Preferred dividends paid and other	(25)	(30)	(62)

Net income available to common shareholders based on U.S. GAAP	$3,238	$3,016	$2,685

Earnings per common share based on U.S. GAAP (in dollars)(2)(3):
Basic	$3.24	$2.99	$2.66
Diluted	$3.20	$2.94	$2.62

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments [refer to (g)].

(2)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(3)	Earnings per share calculations are based on full dollar and share amounts.
(a)	Employee future benefits
Canadian and U.S. accounting standards for employee future benefits are substantially consistent; however, there continues to be a difference in the charge to income between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts resulting from differing adoption dates of those standards, and differences in the treatment of the pension valuation allowance.
     Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not permit recognition of a pension valuation allowance.
     U.S. GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the U.S. GAAP Consolidated Balance Sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income.
(b)	Restructuring costs
Under Canadian GAAP, restructuring costs incurred for activities initiated prior to April 1, 2003, were accrued as liabilities provided that a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria were required to have been met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan; the accruals recorded under Canadian GAAP for certain planned restructuring costs not incurred within the one-year time limit were reversed under U.S. GAAP and the costs are expensed as incurred. For restructuring costs incurred for activities initiated after March 31, 2003, Canadian and U.S. GAAP are consistent.
(c)	Transfers of loans through securitizations
Effective July 1, 2001, the Bank adopted a new Canadian accounting guideline for transfers of loans on a prospective basis. This guideline is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.
     Prior to the adoption of the new Canadian guideline, transfers of loans were treated as sales under Canadian GAAP when the significant risks and rewards of ownership were transferred. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers of loans that qualify as sales are recognized in income at the time of sale. There will continue to be differences in Canadian and U.S. GAAP income until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income.
     Prior to the harmonization of Canadian and U.S. GAAP, some transfers of assets did not qualify for sale accounting under U.S. GAAP. These transfers have been accounted for as secured lending arrangements under U.S. GAAP. This results in the assets remaining on the U.S. GAAP Consolidated Balance Sheet and in the net spread being recognized in U.S. GAAP income over the term of the loans rather than immediate recognition of a gain.
(d)	Derivative instruments and hedging activities
Under Canadian GAAP, the Bank accounts for derivative instruments held for asset/liability management purposes on an accrual basis if they qualify for hedge accounting. Derivative instruments held for asset/liability management purposes which do not meet hedge accounting criteria and those held for trading purposes are accounted for at fair value with changes in fair value recognized in income.
     U.S. GAAP requires all derivative instruments to be recognized at fair value in the Consolidated Balance Sheet. U.S. GAAP restricts the types of transactions that qualify for hedge accounting and contains
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CONSOLIDATED FINANCIAL STATEMENTS
guidance on measuring hedge effectiveness. The change in fair value of a derivative instrument designated as a fair value hedge is offset in U.S. GAAP income against the change in the fair value of the hedged item relating to the hedged risk. The change in fair value of a derivative instrument designated as a cash flow hedge is recorded in other comprehensive income until the revenues or expenses relating to the hedged item are recorded in income. Hedge ineffectiveness and changes in the fair value of derivative instruments that do not qualify as hedges are recognized in income as they arise. The Bank has recorded an after-tax loss of $5 million (2004 — after-tax loss of $17 million; 2003 — after-tax loss of $19 million), which represents the ineffective portion of designated hedges. Prior to 2004, certain foreign currency funding transactions that were designated as hedges for Canadian GAAP did not meet the strict U.S. GAAP hedge criteria. Therefore, the change in the fair value of these transactions has been recognized in U.S. GAAP income.
     U.S. GAAP also requires derivative instruments embedded in financial instruments that are not clearly and closely related to their host instrument to be separated and recorded at their fair value. If an embedded derivative cannot be separated, the entire financial instrument is recorded at fair value. Certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities are classified as investment securities.
     The Bank has fair value hedges of interest rate risk relating to its fixed rate instruments in addition to cash flow hedges of its variable rate instruments. The Bank expects to reclassify $7 million (2004 — $10 million; 2003 — $(11) million) of after-tax gains/(losses) from accumulated other comprehensive income to earnings as a result of its cash flow hedges within the next twelve months. As at October 31, 2005, 2004 and 2003, the maximum term of cash flow hedges was less than 10 years.
(e)	Securities
U.S. GAAP requires securities to be classified as either trading, held to maturity or available for sale. The Bank has classified all investment securities as available for sale under U.S. GAAP (other than those reclassified to trading on adoption of the U.S. accounting standard on derivative instruments and hedging activities as discussed in (d) above), which are carried on the Consolidated Balance Sheet at their fair value. Other-than-temporary declines in the fair value of available-for-sale securities are recognized in U.S. GAAP income based on market values; declines in fair values are generally presumed to be other than temporary if they have persisted over several quarters. Both investment securities and trading securities are required to be accounted for on a trade date basis in the Consolidated Statement of Income and Consolidated Balance Sheet.
     Under U.S. GAAP, unrealized gains and losses on available-for-sale securities, net of related income taxes, are recorded in other comprehensive income until realized, except for the unrealized gains and losses on hedged available-for-sale securities, which are recorded in U.S. GAAP income.
     Under Canadian GAAP, securities are classified as either trading or investment. The Bank carries investment securities at amortized cost. Other-than-temporary declines in the value of investment securities are recorded in income based on net realizable values; declines in fair values are generally presumed to be other than temporary if conditions indicating impairment have persisted for a more prolonged period of time than under U.S. GAAP. Investment securities and trading securities are accounted for on a settlement date basis in the Consolidated Balance Sheet and on a trade date basis in the Consolidated Statement of Income.
     Under Canadian GAAP, debt securities acquired in a loan restructuring prior to May 1, 2003 were recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income. For debt securities acquired in a loan restructuring after April 30, 2003, Canadian and U.S. GAAP are consistent.
(f)	Computer software
U.S. GAAP requires qualifying software costs to be capitalized and depreciated over the useful life of the software. Prior to November 1, 2003, these costs were expensed as incurred under Canadian GAAP. For software costs incurred after November 1, 2003, Canadian and U.S. GAAP are consistent.
(g)	Liabilities and equity
Under Canadian GAAP, effective November 1, 2004, the Bank retroactively adopted, with restatement of prior periods, a new pronouncement amending the accounting for certain financial instruments that have the characteristics of both a liability and equity. Details are provided in Notes 1 & 13. There was no corresponding change in U.S. GAAP. As a result of the change in Canadian GAAP, the Bank has reclassified its reconciliation of net income for 2004 and 2003. The dividends paid on the preferred shares issued directly by the Bank that have retroactively been reclassified as interest expense under Canadian GAAP continue to be recorded in shareholders’ equity under U.S. GAAP.
     Under Canadian GAAP, the preferred shares issued by Scotia Mortgage Investment Corporation are recorded as capital instrument liabilities whereas under U.S. GAAP, these are recorded as non-controlling interest in subsidiaries. As well, under Canadian GAAP, the Scotiabank Trust Securities issued by BNS Capital Trust and, prior to November 1, 2004, the Scotiabank Trust Securities issued by Scotiabank Capital Trust are recorded as capital instrument liabilities. Under U.S. GAAP, these instruments are recorded as non-controlling interest in subsidiaries except that effective October 31, 2004, the Scotiabank Trust Securities issued by Scotiabank Capital Trust are recorded as deposit liabilities as a result of implementing the VIE accounting standard. Effective November 1, 2004 and on a prospective basis, Canadian and U.S. GAAP are consistent in accounting for the Scotiabank Trust Securities issued by Scotiabank Capital Trust.
(h)	Guarantees
Effective February 2003, the Bank adopted a Canadian guideline on disclosure of guarantees, as set out in Note 21. The U.S. standard is consistent with this Canadian guideline, except that it also requires recognition of a liability for the fair value of the obligation assumed at the inception of the arrangement for guarantees issued or modified after December 31, 2002.
     The fair value under U.S. GAAP for guarantees at October 31, 2005 amounted to $304 million (2004 — $268 million). The amount excludes derivative instruments meeting the Canadian GAAP definition of guarantees, the fair value of which is included in the amounts disclosed in Note 23.
(i)	Variable interest entities (VIEs)
Under U.S. GAAP, VIEs created after January 31, 2003 are required to be consolidated where the Bank is the primary beneficiary; there is no material measurement difference between Canadian and U.S. GAAP affecting the consolidated financial statements as a result of this requirement. For the remaining VIEs, the accounting on a U.S. GAAP basis is effective October 31, 2004. Under Canadian GAAP, the Bank prospectively adopted, on November 1, 2004, a new guideline on the consolidation of VIEs, which, apart from the difference in effective dates, is harmonized with U.S. GAAP.
     The following material adjustments were made to the U.S. GAAP Consolidated Balance Sheet in 2004, as a result of consolidating VIEs under U.S. GAAP as at October 31, 2004: $4,854 million addition to
130    Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
investment securities/available-for-sale, $2,746 million addition to loans and $7,624 million addition to other liabilities. There were no differences in 2005 relating to the consolidation of VIEs under U.S. GAAP.
(j)	Non-cash collateral
Under Canadian GAAP, non-cash collateral received as part of securities lending transactions is not recognized in the Consolidated Balance Sheet. Under U.S. GAAP, collateral received for transactions where the Bank lends securities as principal is accounted for as a secured borrowing in the Consolidated Balance Sheet.
     The adjustment for non-cash collateral received in securities lending transactions resulted in an addition to other assets of $6,969 million (2004 — $2,822 million) and an addition to other liabilities of $6,969 million (2004 — $2,822 million).
(k)	Comprehensive income
U.S. GAAP requires a statement of comprehensive income to be included in the financial statements. Comprehensive income includes net income and all changes in equity, net of taxes, for the period except those resulting from investments by and distributions to shareholders. Comprehensive income also includes the foreign currency translation adjustments arising from the consolidation of subsidiaries where the functional currency is other than the reporting currency. Under Canadian GAAP, there is no current requirement to present a statement of comprehensive income, and the foreign currency translation adjustments pertaining to net investments in foreign subsidiaries are presented in cumulative foreign currency translation in the Consolidated Balance Sheet.
(l)	Non-controlling interest in subsidiaries
Under U.S. GAAP, non-controlling interest in subsidiaries is presented separately.

Consolidated statement of comprehensive income

For the year ended October 31 ($ millions)	2005	2004	2003

Net income based on U.S. GAAP	$3,263	$3,046	$2,747
Other comprehensive income, net of income taxes:
Change in unrealized gains and losses on available-for-sale securities, net of hedging activities(1)	(211)	101	434
Change in unrealized foreign currency translation gains and losses, net of hedging activities(2)	(178)	(705)	(1,295)
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	9	(8)	24
Change in additional minimum pension liability(4)	(29)	16	(17)

Total other comprehensive income	$(409)	$(596)	$(854)

Total comprehensive income	$2,854	$2,450	$1,893

Accumulated other comprehensive income

For the year ended October 31 ($ millions)	2005	2004	2003

Unrealized gains and losses on available-for-sale securities, net of hedging activities	$860	$1,071	$970
Unrealized foreign currency translation gains and losses, net of hedging activities	(2,075)	(1,897)	(1,192)
Derivative instruments	(17)	(26)	(18)
Additional minimum pension liability	(41)	(12)	(28)

Total accumulated other comprehensive income	$(1,273)	$(864)	$(268)

(1)	Net of income tax benefit of $112 (2004 — expense of $115; 2003 — expense of $199).

(2)	Net of income tax of nil (2004 — benefit of $1; 2003 — expense of $25).

(3)	Net of income tax expense of $3 (2004 — expense of $1; 2003 — expense of $13).

(4)	Net of income tax benefit of $16 (2004 — expense of $7; 2003 — benefit of $8).
Stock-based compensation — Pro-forma disclosures
For U.S. GAAP purposes, the Bank accounted for stock options issued prior to November 1, 2002 using the intrinsic value based method, which did not result in a compensation expense to the Bank. Effective November 1, 2002, the Bank commenced expensing the fair value of stock options on a prospective basis. All stock-based compensation awards are accounted for consistently under both Canadian and U.S. GAAP subsequent to that date.
U.S. GAAP requires pro-forma disclosure of net income and earnings per share as if the fair-value-based method had been applied retroactively, as detailed below:

For the year ended October 31 ($ millions)	2005	2004	2003

Net income, as reported	$3,263	$3,046	$2,747
Pro-forma fair value of stock options not previously expensed	—	21	32

Pro-forma net income	$3,263	$3,025	$2,715

Earnings per share(1)(2):
Basic, as reported	$3.24	$2.99	$2.66

Basic, pro-forma	$3.24	$2.97	$2.63

Diluted, as reported	$3.20	$2.94	$2.62

Diluted, pro-forma	$3.20	$2.92	$2.59

(1)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(2)	Earnings per share calculations are based on full dollar and share amounts.
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CONSOLIDATED FINANCIAL STATEMENTS
In determining the pro-forma disclosures above, the fair value of options granted is estimated as at the date of grant using an option pricing model. The fair value is then amortized over the vesting period. As a result of the retroactive attachment of Tandem SARs to the 2002 employee stock option grants, the 2003 and 2004 pro-forma disclosures do not reflect a fair value expense for these employee stock options. The fair value of the fiscal 2002 employee stock option grants was $7.06(1). Significant assumptions for 2002, were as follows:
(i) risk-free interest rate of 5.2%; (ii) expected option life of 6 years; (iii) expected volatility of 30%; and (iv) expected dividends of 2.7%. By the end of fiscal 2004, all stock options issued prior to November 1, 2002, were fully amortized.
Condensed consolidated balance sheet

	2005				2004
	Canadian			U.S.	Canadian			U.S.
As at October 31 ($ millions)	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP

Assets
Cash resources	$20,505	$—		$20,505	$17,155	$94	[i]	$17,249
Securities
Investment/Available-for-sale	23,452	650	[c,d,e]	24,102	15,717	5,689	[c,d,e,i]	21,406
Trading	50,007	56	[d,e]	50,063	43,056	79	[d,e]	43,135
Loans	191,005	674	[c]	191,679	171,768	3,877	[c,i]	175,645
Derivative instruments	11,622	1,366	[d]	12,988	14,198	1,456	[d,i]	15,654
Other	17,434	6,587	(1)	24,021	17,318	2,129	(5)	19,447

	$314,025	$9,333		$323,358	$279,212	$13,324		$292,536

Liabilities and shareholders’ equity
Liabilities
Deposits	$217,445	$717	[c,d]	$218,162	$195,196	$2,736	[c,d,i]	$197,932
Derivative instruments	11,193	1,911	[d]	13,104	14,054	2,213	[d,i]	16,267
Other	65,652	5,954	(2)	71,606	49,832	8,933	(6)	58,765
Non-controlling interest in subsidiaries	306	(306)[g,l]		—	280	(280)[l]		—
Subordinated debentures	2,597	52	[d]	2,649	2,615	66	[d]	2,681
Capital instrument liabilities	750	(750)[g]		—	2,250	(2,250)[g,i]		—

	$297,943	$7,578		$305,521	$264,227	$11,418		$275,645

Non-controlling interest in subsidiaries	$—	$1,056	[g,l]	$1,056	$—	$1,030	[g,l]	$1,030

Shareholders’ equity
Capital stock
Preferred shares	$600	$—		$600	$300	$—		$300
Common shares and contributed surplus	3,317	—		3,317	3,229	—		3,229
Retained earnings	14,126	11	(3)	14,137	13,239	(43	)(7)	13,196
Cumulative foreign currency translation	(1,961)	1,961	[k]	—	(1,783)	1,783	[k]	—
Accumulated other comprehensive income	—	(1,273	)(4)	(1,273)	—	(864	)(8)	(864)

	$16,082	$699		$16,781	$14,985	$876		$15,861

	$314,025	$9,333		$323,358	$279,212	$13,324		$292,536

Note references refer to GAAP differences described above.
(1)	Refer to a, b, c, d, e, f, h, j.

(2)	Refer to a, b, c, d, e, h, j

(3)	Refer to a, b, c, d, e, f.

(4)	Refer to a, d, e, k.

(5)	Refer to a, b, c, d, e, f, h, i, j.

(6)	Refer to a, b, c, d, e, h, i, j.

(7)	Refer to a, b, c, d, e, f.

(8)	Refer to a, d, e, k.
Future U.S. accounting change
In December 2004, the U.S. Financial Accounting Standards Board issued a new standard amending the accounting for stock-based compensation. This standard requires the use of a fair-value-based method to measure and account for the cost of employee services received in exchange for an award linked to the Bank’s common shares. The requirements of this standard will be effective for the Bank beginning November 1, 2005. The transition approach and impact of this change for the Bank has not yet been determined.
132       Scotiabank 2005 Annual Report